Exhibit 99.5

DATED          June 2023

IRAKLIA SHIPPING CORPORATION

ANTIKITHIRA SHIPPING CORPORATION

LIMNOS SHIPPING CORPORATION

THERA SHIPPING CORPORATION

FANDANGO SHIPPING CORPORATION

FLAVESCENT SHIPPING CORPORATION

SUNSTONE SHIPPING CORPORATION

COASTERS VENTURES LIMITED

VELVET SHIPPING CORPORATION and

BERTYL VENTURES CO. (1)

- and -

NATIONAL BANK OF GREECE S.A. (2)

FACILITY AGREEMENT

in respect of a loan of

up to USD77,822,442.67

PIRAEUS

THIS AGREEMENT dated ____ June 2023 is made BY and BETWEEN:

(1)

IRAKLIA SHIPPING CORPORATION, a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as borrower (the “Borrower A”);

(2)

ANTIKITHIRA SHIPPING CORPORATION a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as borrower (the “Borrower B”);

(3)

LIMNOS SHIPPING CORPORATION a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as borrower (the “Borrower C”);

(4)

THERA SHIPPING CORPORATION a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as borrower (the “Borrower D”);

(5)

FANDANGO SHIPPING CORPORATION a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as borrower (the “Borrower E”);

(6)

FLAVESCENT SHIPPING CORPORATION a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as borrower (the “Borrower F”);

(7)

SUNSTONE SHIPPING CORPORATION a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as borrower (the “Borrower G”);

(8)

COASTERS VENTURES LIMITED a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as borrower (the “Borrower H”);

(9)

VELVET SHIPPING CORPORATION a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as borrower (the “Borrower I”);

(10)

BERTYL VENTURES CO., each a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as borrower (the “Borrower J”; and

(11)	NATIONAL BANK OF GREECE S.A. acting through its branch at 2 Bouboulinas Street & Akti Miaouli, Piraeus 18535, Greece (the “Lender”).

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	PURPOSE, DEFINITIONS AND CONSTRUCTION

1.1	Purpose

This Agreement sets out the terms and conditions upon which the Lender agrees to make available to the Borrowers a senior secured term loan facility in an amount not exceeding the lesser of (i) seventy-seven million eight hundred twenty-two four hundred forty two Dollars and sixty seven cents (USD77,822,442.67), (ii) the Existing Indebtedness and (iii) 55% of the aggregate Initial Valuation Amount of the Vessels, in up to two advances for the purpose of (a) refinancing (in whole or in part) the principal amount outstanding under each Existing Agreement and (b) providing liquidity to the Corporate Guarantor for general corporate purposes in connection with any part of the principal amount outstanding under each Existing Agreement as at the date of the Commitment Letter which is prepaid by the Security Parties by utilisation of own funds.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Advance” means the borrowing by the Borrowers of a part of the Commitment under this Agreement in an amount not exceeding the relevant Maximum Available Amount.

“Additional Business Day” means any day specified as such in the Reference Rate Terms.

“Affiliate” means, in relation to any person, a subsidiary of that person or a holding company of that person or any other subsidiary of that holding company;

“Approved Broker” means Arrow Valuations Ltd, Allied Shipbroking Inc, Braemar ACM Valuations, H. Clarkson & Co. Ltd., Fearnleys A/S, E.A. Gibson Shipbrokers Ltd., Howe Robinson Partners, Maersk Brokers K/S and SSY Valuations Services Ltd or such other reputable, independent and first class firm of ship sale and purchase brokers as the Lender may, in its absolute discretion, agree is an Approved Broker for the purposes of this Agreement;

“Article 55 BRRD” means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“Bail-In Action” means the exercise of any Write-down and Conversion Powers;

“Bail-In Legislation” means:

(a)

in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b)

in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation; and

(c)	in relation to the United Kingdom, the UK Bail-In Legislation;

“Balloon Instalment” has the meaning given to it in Clause 6.1 (Repayment of Loan), as the same may reduce from time to time;

“Borrowed Money” means Indebtedness in respect of (i) money borrowed or raised and debit balances at banks and other financial institutions, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted (otherwise than on a non-recourse basis), (v) deferred payments for assets or services acquired, (vi) finance leases and hire purchase contracts, (vii) swaps, forward exchange contracts, futures and other derivatives, (viii) any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or raising of money or of any of (ii) to (vii) above and (ix) guarantees in respect of Indebtedness of any person falling within any of (i) to (viii) above;

“Borrower” means Borrower A, Borrower B, Borrower C, Borrower D, Borrower E, Borrower F, Borrower G, Borrower H, Borrower I or Borrower J and, in the plural, means all of them;

“Borrower A” means Iraklia Shipping Corporation., a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Borrower B” means Antikithira Shipping Corporation, a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Borrower C” means Limnos Shipping Corporation, a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Borrower D” means Thera Shipping Corporation, a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Borrower E” means Fandango Shipping Corporation, a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Borrower F” means Flavescent Shipping Corporation, a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Borrower G” means Sunstone Shipping Corporation, a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Borrower H” means Coasters Ventures Limited, a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Borrower I” means Velvet Shipping Corporation, a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Borrower J” means Bertyl Ventures Co., a corporation incorporated in the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Break Costs” means the amount (if any) by which, in respect of any Term Rate Loan:

(a)

the interest which the Lender should have received for the period from the date of receipt of all or any part of the Loan or an Unpaid Sum to the last day of the current Interest Period in relation to the Loan, the relevant part of the Loan or that Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period, exceeds

(b)

the funding rate of that Lender in respect of an amount equal to the principal amount or Unpaid Sum for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in New York, London, Athens and Piraeus and, in relation to:

(a)	the fixing of an interest rate in respect of a Term Rate Loan;

(b)	any date for payment of an amount relating to a Compounded Rate Loan; or

(c)	the determination of the first day or the last day of an Interest Period for a Compounded Rate Loan or otherwise in relation to the determination of the length of such an Interest Period; or

(d)	the determination of the Drawdown Date,

which is an RFR Banking Day relating to that Term Rate Loan or Compounded Rate Loan (as the case may be).

“Casualty Amount” means five hundred thousand Dollars (USD500,000) (or the equivalent in any other currency);

“Certified Copy” means in relation to any document delivered or issued by or on behalf of any company, a copy of such document certified as a true, complete and up to date copy of the original by any of the directors or officers for the time being of such company or by such company’s attorneys or solicitors;

“Change of Control Event” means the occurrence after the date of this Agreement of any of the following:

(a)	the Permitted Owners own less than 5% of the partnership interests in the Corporate Guarantor;

(b)	the Permitted Owners own less than 100% of Olympos Maritime Ltd of the Marshall Islands, the general partner of the Corporate Guarantor

(c)	Olympos Maritime Ltd of the Marshall Islands ceases to be the general partner of the Corporate Guarantor unless the Permitted Owners control the successor general partner;

(d)	the Corporate Guarantor is not the sole member of the Shareholder;

(e)	the Shareholder ceases to be the registered owners of 100% of the issued shares in each Borrower and/or to control 100% of the voting rights attaching to such shares;

(f)	any change in the ultimate beneficial ownership of Navios Shipmanagement or any other Manager (except any Third-Party Manager); and

(g)	Ms. Angeliki Frangou (and/or her immediate family) ceases to have direct and/or indirect involvement in the management of the Corporate Guarantor and/or the Borrowers;

“Charter Assignment” means, in relation to a Vessel, a specific assignment of any Extended Employment Contract (and any guarantee thereof) required to be executed hereunder by the Borrower owning that Vessel in favour of the Lender (including any consent of the relevant charterer or guarantor necessary for such assignment to be effective and/or notices and/or acknowledgements and/or undertakings associated therewith) in such form as the Lender may require in its sole discretion;

“Classification” means, in relation to a Vessel, the highest class available for a vessel of her type and age with the relevant Classification Society, which as at the date of this Agreement is in relation to each Vessel the approved classification as specified in Schedule 5 (Vessel Details);

“Classification Society” means, in relation to the Vessel, any classification society which is a member of the International Association of Classification Societies and which shall be acceptable to the Lender at its absolute discretion, which as at the date of this Agreement is in relation to each Vessel the approved classification society as specified in Schedule 5 (Vessel Details);

“Co-assured’s Undertaking and Assignment of Insurances” means, in relation to a Vessel, an undertaking and assignment of the rights, title and interest in and to all the benefit of the Insurances in respect of that Vessel and subordination of its claims to the Lender to be executed hereunder by any co-assured party in favour of the Lender in such form as the Lender may agree or require, and in the plural means all of them;

“Code” means the US Internal Revenue Code of 1986, as amended, and the regulations promulgated and rulings issued thereunder;

“Commitment” means seventy-seven million eight hundred twenty-two thousand four hundred forty two Dollars and sixty seven cents (USD77,822,442.67) to the extent not reduced and/or cancelled under this Agreement;

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 3 signed by the chief financial officer of the Corporate Guarantor;

“Compounded Rate Interest Payment” means the aggregate amount of interest that:

(a)	is, or is scheduled to become, payable under any Security Document; and

(b)	relates to a Compounded Rate Loan.

“Compounded Rate Loan” means the Loan or any part of the Loan or, if applicable, any Unpaid Sum which is not a Term Rate Loan.

“Compounded Reference Rate” means, in relation to any Interest Period of a Compounded Rate Loan, the percentage rate per annum which is the Cumulative Compounded RFR Rate for that Interest Period and if that rate is less than zero, the Compounded Reference Rate shall be deemed to be zero.

“Compounding Methodology Supplement” means, in relation to the Cumulative Compounded RFR Rate, a document which:

(a)	is agreed in writing by the Borrowers and the Lender;

(b)	specifies a calculation methodology for that rate; and

(c)	has been made available to the Borrowers and the Lender.

“Compulsory Acquisition” means, in relation to a Vessel, any requisition for title or other compulsory acquisition of that Vessel including, if that Vessel is not released therefrom within the Relevant Period, capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation howsoever for any reason (but excluding requisition for use or hire) by or on behalf of any Government Entity or other competent authority or by pirates, hijackers, terrorists or similar persons; “Relevant Period” means either (i) ninety (90) days or, (ii) in respect of pirates, hijackers, terrorists or similar persons, if relevant underwriters confirm in writing (in terms satisfactory to the Lenders) prior to the end of such ninety (90) day period that such capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation will be covered by the relevant Owner’s war risks insurance, the shorter of six (6) months after the date upon which the relevant incident occurred and such period at the end of which cover is confirmed to attach;

“Confidential Information” means all information relating to the Borrowers, any Security Party, any Group Member, the Security Documents or the Loan of which the Lender becomes aware in its capacity as, or for the purpose of becoming, a Lender or which is received by a Lender in relation to, or for the purpose of becoming a Lender under, the Security Documents or the Loan from the Borrowers, the Corporate Guarantor or any other Security Party or any of their advisers in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(a)	is or becomes public information other than as a direct or indirect result of any breach by the Lender of Clause 18.6 (Disclosure of information); or

(b)	is identified in writing at the time of delivery as non-confidential by any Borrower, any other Security Party or any of their advisers; or

(c)

is known by the Lender before the date the information is disclosed to it in accordance with Paragraphs (a) or (b) above or is lawfully obtained by the Lender after that date, from a source which is, as far as the Lender is aware, unconnected with any Borrower or any other Security Party and which, in either case, as far as the Lender is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; or

(d)	any Funding Rate.

“Confidentiality Undertaking” means a confidentiality undertaking in substantially the appropriate form recommended by the London Market Association (or any successor organisation) from time to time or in any other form agreed between the Borrowers and the Lender;

“Corporate Guarantee” means the unconditional, irrevocable and on demand guarantee of the obligations of the Borrowers under this Agreement required to be executed by the Corporate Guarantor in favour of the Lender in such form as the Lender may require;

“Corporate Guarantor” means Navios Maritime Partners L.P., a limited partnership formed in the Republic of the Marshall Islands with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Cumulative Compounded RFR Rate” means, in relation to an Interest Period for a Compounded Rate Loan, the percentage rate per annum determined by the Lender in accordance with the methodology set out in Schedule 7 (Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

“Daily Rate” means the rate specified as such in the Reference Rate Terms.

“Deed of Covenant” means, in relation to a Vessel and if required by the laws of the relevant Fag State, the deed of covenant collateral to the Mortgage over that Vessel and creating Security over that Vessel in agreed form.

“Deed of Release” means, in relation to an Existing Agreement a deed releasing the Existing Security Interests and any Existing Indebtedness relating to that Existing Agreement in such form as the Lender may approve or require in its sole discretion and, in the plural, means all of them;

“Default” means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition or the making of any determination under the Security Documents (or any combination thereof) would constitute an Event of Default;

“Dollars” and “USD” mean the lawful currency of the USA and in respect of all payments to be made under any of the Security Documents means funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other US dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in US dollars);

“Drawdown Date” means any date being a Business Day falling during the Drawdown Period on which the Loan is, or is to be, made available;

“Drawdown Notice” means a notice substantially in the form of Schedule 1;

“Drawdown Period” means the period commencing on the Execution Date and ending on the earliest of (i) 30 June 2023; (ii) such later date as the Lender may agree in its sole discretion and (iii) any date on which the Commitment is finally cancelled or fully drawn under the terms of this Agreement;

“Earnings” means, in relation to a Vessel, all moneys whatsoever from time to time due or payable to the Borrower owning that Vessel during the Facility Period arising out of the use or operation of that Vessel including (but without limiting the generality of the foregoing) all freight, hire and passage moneys, income arising under pooling arrangements, compensation payable to the Borrower in event of requisition of the Vessel for hire, remuneration for salvage and towage services, contributions in general average, demurrage and detention moneys, and damages for breach (or payments for variation or termination) of any charterparty or other contract (including any contract of affreightment) for the employment of the Vessel (including any proceeds under any loss of hire insurance (if any));

“Earnings Account” means, in relation to a Borrower, an interest bearing USD current account opened or (as the context may require) to be opened by that Borrower with the Lender in Piraeus and includes any sub-accounts thereof and any other account designated in writing by the Lender to be the Earnings Account for the purposes of this Agreement;

“EBITDA” means the aggregate amount of combined pre-tax profits of the Group before extraordinary or exceptional items, interest, depreciation and amortisation as shown, for any relevant period, by the Latest Accounts for the relevant period;

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway;

“EIAPP Certificate” means, in relation to a Vessel, the Engine International Air Pollution Prevention Certificate issued or to be issued pursuant to Annex VI of the International Convention for the Prevention of Pollution from Ships, MARPOL 73/78 (Regulations for the Prevention of Air Pollution from Ships) (as currently in force and as the same may be amended from time to time) in relation to that Vessel;

“Election Notice” has the meaning given to it in Clause 3.1 (Switch to Compounded Reference Rate).

“Encumbrance” means any mortgage, charge, pledge, lien, hypothecation, assignment, title retention having a similar effect, preferential right, option, trust arrangement or security interest or other encumbrance, security or arrangement conferring howsoever a priority of payment in respect of any obligation of any person;

“Environmental Affiliate” means any agent or employee of any Borrower, any Manager or any other Group Member or any other person (save for the Third Party Manager) having a contractual relationship with any Borrower, any Manager or any other Group Member in connection with a Relevant Ship or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from a Relevant Ship;

“Environmental Approvals” means all present and future authorisations, consents, licences, permits, exemptions or other approvals required under applicable Environmental Laws;

“Environmental Claim” means (i) any claim by, or directive from, any applicable Government Entity alleging breach of, or non-compliance with, any Environmental Laws or Environmental Approvals or otherwise howsoever relating to or arising out of an Environmental Incident or alleged Environmental Incident or (ii) any claim by any other third party howsoever relating to or arising out of an Environmental Incident (and, in each such case, “claim” shall include a claim for damages and/or direction for and/or enforcement relating to clean-up costs, removal, compliance, remedial action or otherwise) or (iii) any Proceedings arising from any of the foregoing;

“Environmental Incident” means, regardless of cause, (i) any actual or threatened discharge or release of Environmentally Sensitive Material from any Relevant Ship; (ii) any incident in which Environmentally Sensitive Material is discharged or released from a vessel other than a Relevant Ship which involves collision between a Relevant Ship and such other vessel or some other incident of navigation or operation, in either case, where the Relevant Ship, the Manager and/or the relevant Borrower and/or the relevant Group Member and/or the relevant Operator are actually, contingently or allegedly at fault or otherwise howsoever liable (in whole or in part) or (iii) any incident in which Environmentally Sensitive Material is discharged or released from a vessel other than a Relevant Ship and where such Relevant Ship is actually or potentially liable to be arrested as a result and/or where the Manager (other than the Third-Party Manager in relation to vessels other than the Mortgaged Vessels) and/or the relevant Borrower and/or other Group Member and/or the relevant Operator are actually, contingently or allegedly at fault or otherwise howsoever liable;

“Environmental Laws” means all present or future laws, regulations, conventions and agreements whatsoever relating to pollution, human or wildlife well-being or protection of the environment (including, without limitation, the United States Oil Pollution Act of 1990 and any comparable laws of the individual States of the USA);

“Environmentally Sensitive Material” means all contaminations, oil, oil products, toxic substances or any other products or substance which are or are capable of being or becoming polluting, toxic or hazardous or any substance the release of which into the environment is howsoever regulated, prohibited or penalised by or pursuant to any Environmental Law;

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time;

“Event of Default” means any of the events or circumstances listed in Clause 12 (Events of Default);

“Execution Date” means the date on which this Agreement has been executed by all the parties hereto;

“Existing Agreement” means each Existing Loan Agreement and each Existing Bareboat Charter;

“Existing Bareboat Charter” means each of Bareboat Charter A, Bareboat Charter B, Bareboat Charter C, Bareboat Charter D and Bareboat Charter E and in the plural means all of them;

“Existing Bareboat Charter A” means the bareboat charter dated 16 October 2019 (as amended and supplemented from time to time) in respect of Vessel A and entered into by Borrower A as owner and Bareboat Charterer A as charterer in relation to the lease finance of Vessel A;

“Existing Bareboat Charter B” means the bareboat charter dated 16 October 2019 (as amended and supplemented from time to time) in respect of Vessel B and entered into by Borrower B as owner and Bareboat Charterer B as charterer in relation to the lease finance of Vessel B;

“Existing Bareboat Charter C” means the bareboat charter dated 16 October 2019 (as amended and supplemented from time to time) in respect of Vessel C and entered into by Borrower C as owner and Bareboat Charterer C as charterer in relation to the lease finance of Vessel C;

“Existing Bareboat Charter D” means the bareboat charter dated 16 October 2019 (as amended and supplemented from time to time) in respect of Vessel D and entered into by Borrower D as owner and Bareboat Charterer D as charterer in relation to the lease finance of Vessel D;

“Existing Bareboat Charter E” means the bareboat charter dated 25 May 2018 (as amended and supplemented from time to time) in respect of Vessel J and entered into by Borrower J as owner and Bareboat Charterer E as charterer in relation to the lease finance of Vessel E;

“Existing Bareboat Charterer A” means Xiang T106 HK International Ship Lease Co., Limited, a company incorporated under the laws of Hong Kong (with registration number 2851156) whose registered address is at 1/F Far East Consortium Bldg 121 Des Voeux Rd Central, Hong Kong;

“Existing Bareboat Charterer B” means Xiang T105 HK International Ship Lease Co., Limited, a company incorporated under the laws of Hong Kong (with registration number 2851156) whose registered address is at 1/F Far East Consortium Bldg 121 Des Voeux Rd Central, Hong Kong;

“Existing Bareboat Charterer C” means Xiang T107 HK International Ship Lease Co., Limited, a company incorporated under the laws of Hong Kong (with registration number 2851156) whose registered address is at 1/F Far East Consortium Bldg 121 Des Voeux Rd Central, Hong Kong;

“Existing Bareboat Charterer D” means Xiang T108 HK International Ship Lease Co., Limited, a company incorporated under the laws of Hong Kong (with registration number 2851156) whose registered address is at 1/F Far East Consortium Bldg 121 Des Voeux Rd Central, Hong Kong;

“Existing Bareboat Charterer E” means Ocean Wood Tang Shipping Limited, a company incorporated under the laws of Hong Kong whose registered address is at Room 2310, 23/F C C Wu Building, 302-308, Hennessy Road, Wanchai, Hong Kong;

“Existing Indebtedness” means, in relation to an Existing Agreement at any date, the outstanding Borrowed Money on that date under that Existing Agreement;

“Existing Lender” means:

(a)	in relation to Existing Loan Agreement A, National Bank of Greece S.A.,

(b)	in relation to Existing Loan Agreement B, NIBC Bank N.V.;

“Existing Loan Agreement” means the Existing Loan Agreement A or the Existing Loan Agreement B;

“Existing Loan Agreement A” means the loan agreement dated 17 June 2021, and as further amended from time to time and made between, inter alios (i) Borrower E, Borrower F and Borrower G as borrowers and (ii) the relevant Existing Lender as lender in respect of a loan facility of (originally) up to USD43,000,000.

“Existing Loan Agreement B” means the loan agreement dated 28 December 2018 (as amended and supplemented by a supplemental letter dated 3 May 2019, a supplemental letter dated 5 July 2019 and a supplemental letter dated 6 September 2019 and as amended and restated by a deed of accession, amendment restatement and release dated 7 December 2020) as amended from time to time and made between, inter alios (i) Borrower H and Borrower I as borrowers and (ii) the relevant Existing Lender as lender in respect of a loan facility of (originally) up to USD28,500,000.

“Existing Security Interests” means, in relation to an Existing Agreement, any Encumbrances created to secure the Existing Indebtedness under that Existing Agreement.

“Expenses” means together any expenses incurred by the Lender as set out in Clause 7.2 (Expenses);

“Expenses Interest Rate” means (i) in respect of expenses incurred in currencies other than Euro, the aggregate of the overnight or daily rate, as the case may be, displayed each day at the Lender’s board of relevant interest rates and the Margin plus 2% per annum for an amount equal to the amount of such expenses and (ii) in respect of expenses incurred in Euro, the highest time default interest rate in force at the relevant time in Greece;

“Extended Employment Contract” means, in respect of the Vessel and at any relevant time, any bareboat charterparty (irrespective of the duration of such charterparty) or any time charterparty or other contract of employment of such ship (including the entry of the Vessel in any pool) which has a tenor of twelve (12) months or more (including any options to renew or extend such tenor) at such time;

“Facility Period” means the period starting on the date of this Agreement and ending on such date as all obligations whatsoever of all of the Security Parties under or pursuant to the Security Documents whensoever arising, actual or contingent, have been irrevocably paid, performed and/or complied with;

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations or other official guidance;

(b)

any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph(a) above; or

(c)

any agreement pursuant to the implementation of any treaty, law or regulation referred to in Paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction;

“FATCA Deduction” means a deduction or withholding from a payment under a Security Document required by FATCA;

“FATCA Exempt Party” means a party to a Security Document that is entitled to receive payments free from any FATCA Deduction;

“FATCA FFI” means a foreign financial institution as defined in section 1471(d)(4) of the Code which, if the Lender is not a FATCA Exempt Party, could be required to make a FATCA Deduction;

“Flag State” means, in relation to a Vessel, Malta, Panama, Liberia, Marshall Islands or the country, which is acceptable to the Lender, on whose flag such Vessel is or is to be registered in the ownership of the relevant Borrower, which as at the date of this Agreement is in relation to each Vessel the flag specified in Schedule 5 (Vessel Details);

“Fraction” means, at any relevant time, a fraction having as numerator:

(a)	in respect of a sale of a Vessel, the sale price of such Vessel; and

(b)

in respect of a Total Loss of a Vessel, the insured value of such Vessel in connection with such Total Loss immediately prior to such Total Loss (or, if higher, the amount by which the amount should had been insured pursuant to the provisions of the Security Documents), and as denominator an amount equal to the aggregate of:

(c)	an amount equal to:

(i)	in respect of a sale of a Vessel, the sale price of such Vessel; and

(ii)

in respect of a Total Loss of a Vessel, the insured value of such Vessel in connection with such Total Loss immediately prior to such Total Loss (or, if higher, the amount by which the amount should had been insured pursuant to the provisions of the Security Documents); and

(d)	the aggregate Valuation Amounts of all other Mortgaged Vessels;

“Funding Rate” means any individual rate notified by the Lender to a Security Party pursuant to any Security Document.

“General Assignment” means, in relation to a Vessel, the deed of assignment of its Earnings, Insurances and Requisition Compensation executed or to be executed by the Borrower owning that Vessel in favour of the Lender in such form as the Lender may require and in the plural means all of them;

“Government Entity” means any national or local government body, tribunal, court or regulatory or other agency and any organisation of which such body, tribunal, court or agency is a part or to which it is subject;

“Group” means, at any relevant time, the Borrowers, the Corporate Guarantor and their subsidiaries;

“Group Member” means any member of the Group;

“Historic Term SOFR” means, in relation to any Term Rate Loan, the most recent applicable Term SOFR for a period equal in length to the Interest Period of that Term Rate Loan and which is as of a day which is no more than three RFR Banking Days before the Quotation Day.

“HMT” means His Majesty’s Treasury;

“IAPP Certificate” means, in relation to a Vessel, the International Air Pollution Prevention Certificate issued or to be issued pursuant to Annex VI of the International Convention for the Prevention of Pollution from Ships, MARPOL 73/78 (Regulations for the Prevention of Air Pollution from Ships) (as currently in force and as the same may be amended from time to time) in relation to that Vessel;

“IFRS” means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements;

“Indebtedness” means any obligation howsoever arising (whether present or future, actual or contingent, secured or unsecured as principal, surety or otherwise) for the payment or repayment of money;

“Initial Valuation Amount” means, in relation to a Vessel, the Valuation Amount of that Vessel determined in accordance with the valuations in respect of that Vessel referred to in Schedule 2, Part 2, paragraph (q) and otherwise in accordance with Clause 10.2.2 (Valuation of Vessel);

“Insurances” means, in relation to a Vessel, all policies and contracts of insurance (which expression includes all entries of that Vessel in a protection and indemnity or war risks association) which are from time to time during the Facility Period in place or taken out or entered into by or for the benefit of the Borrower owning that Vessel (whether in the sole name of that Borrower, or otherwise) in respect of that Vessel or otherwise howsoever in connection with that Vessel and all benefits thereof (including claims of whatsoever nature and return of premiums);

“Interest Expense” means, for any relevant financial period, the aggregate interest paid or payable by the Group and any member thereof on any Indebtedness during such period;

“Interest Payment Date” means the last day of an Interest Period and, if an Interest Period is longer than three (3) months, the date falling at the end of each successive period of three (3) months from the start of such Interest Period;

“Interest Period” means each period for the calculation of interest in respect of the Loan ascertained in accordance with Clauses 4.3, 4.4 and 4.7;

“Interpolated Historic Term SOFR” means, in relation to any Term Rate Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a)	either:

(i)

the most recent applicable Term SOFR (as of a day which is not more than three RFR Banking Days before the Quotation Day) for the longest period (for which Term SOFR is available) which is less than the Interest Period of the Term Rate Loan; or

(ii)

if no such Term SOFR is available for a period which is less than the Interest Period of the Term Rate Loan, SOFR for a day which is no more than five RFR Banking Days (and no less than three RFR Banking Days) before the Quotation Day; and

(b)

the most recent applicable Term SOFR (as of a day which is not more than three RFR Banking Days before the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of that Term Rate Loan.

“Interpolated Term SOFR” means, in relation to any Term Rate Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a)	either:

(i)	the applicable Term SOFR (as of the Quotation Day) for the longest period (for which Term SOFR is available) which is less than the Interest Period of the that Term Rate Loan; or

(ii)	if no such Term SOFR is available for a period which is less than the Interest Period of that Term Rate Loan, SOFR for the day which is three RFR Banking Days) before the Quotation Day; and

(b)	the applicable Term SOFR (as of the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of that Term Rate Loan.

“ISM Code” means in relation to its application to the Borrowers, the Vessels and their operation:

(a)

‘The International Management Code for the Safe Operation of Ships and for Pollution Prevention’, currently known or referred to as the ‘ISM Code’, adopted by the Assembly of the International Maritime Organisation by Resolution A.741(18) on 4 December 1993 and incorporated on 19 May 1994 into Chapter IX of the International Convention for Safety of Life at Sea 1974 (SOLAS 1974); and

(b)

all further resolutions, circulars, codes, guidelines, regulations and recommendations which are now or in the future issued by or on behalf of the International Maritime Organisation or any other entity with responsibility for implementing the ISM Code, including, without limitation, the ‘Guidelines on implementation or administering of the International Safety Management (ISM) Code by Administrations’ produced by the International Maritime Organisation pursuant to Resolution A.788(19) adopted on 25 December 1995, as the same may be amended, supplemented or replaced from time to time;

“ISM Code Documentation” means, in relation to a Vessel, the document of compliance (DOC) and safety management certificate (SMC) issued by a Classification Society pursuant to the ISM Code in relation to that Vessel within the periods specified by the ISM Code;

“ISM SMS” means the safety management system which is required to be developed, implemented and maintained under the ISM Code;

“ISPS Code” means the International Ship and Port Facility Security Code of the International Maritime Organisation and includes any amendments or extensions thereto and any regulations issued pursuant thereto;

“ISSC” means an International Ship Security Certificate issued in respect of a Vessel pursuant to the ISPS Code;

“Latest Accounts” means, in respect of any fiscal year of the Group, the latest annual audited consolidated accounts of the Corporate Guarantor required to be prepared pursuant to Clause 10.1.6 (Financial Statements);

“Lender” means National Bank of Greece S.A. acting through its shipping branch at 2 Bouboulinas Street & Akti Miaouli 185 35 Piraeus, Greece (fax no. +30 210 414 4120);

“Lightweight” means the lightweight tonnage of the Vessel as provided in (i) the Vessel’s capacity plan or (ii) the Vessel’s trim and stability booklet;

“Liquidity” means:

(a)	cash in hand legally and beneficially owned by any Group Member; and

(b)	cash deposits legally and beneficially owned by any Group Member and which are deposited with (A) the Lender or (B) any other bank or financial institution,

including any funds held with any bank from time to time to satisfy minimum liquidity requirements;

“Loan” means the aggregate principal amount in respect of the Loan Facility outstanding under this Agreement at any relevant time;

“Loan Facility” means the loan facility provided by the Lender on the terms and subject to the conditions of this Agreement in an amount not exceeding the Commitment;

“Lookback Period” means the number of days specified as such in the Reference Rate Terms.

“Management Agreement” means, in relation to a Vessel:

(a)

the management agreement dated 16 November 2007 (as amended and/or otherwise up-dated from time to time) made between the Corporate Guarantor (on behalf of, among others, each Borrower) and Navios Shipmanagement in such form and substance acceptable to the Lender; and

(b)	any other management or sub-management agreement entered into by a Manager in relation to that Vessel;

“Manager” means, in relation to a Vessel:

(a)	Navios Shipmanagement;

(b)	any Affiliate of Navios Shipmanagement Holdings;

(c)	Navios Tankers;

(d)	any other ship management entity ultimately controlled by Angeliki Frangou;

(e)	the Third Party Manager; and/or

(f)

any other commercial and/or technical manager (or, as the case may be, sub-manager) appointed by the Borrower owning that Vessel, with the prior written consent of the Lender, as the manager of that Vessel, which as at the date of this Agreement in relation to each Vessel is the commercial and technical manager specified in Schedule 5 (Vessel Details);

“Manager’s Undertaking” means, in relation to a Vessel, the undertaking and assignment of insurances and subordination of its claims to the Lender required to be executed hereunder by each Manager of that Vessel in favour of the Lender in such form as the Lender may require and in the plural means all of them;

“Margin” means 2.15% (two point fifteen per cent) per annum;

“Market Disruption Rate” means:

(a)	in the case of a Term Rate Loan, the percentage rate per annum which is the Term Reference Rate for the Interest Period of the relevant Term Rate Loan; and

(b)	in the case of a Compounded Rate Loan, the rate (if any) specified as such in the Reference Rate Terms.

“Material Adverse Effect” means in the opinion of the Lender a material adverse effect on (i) the Lender’s rights under, or the security provided by, any Security Document, (ii) the ability of any Borrower or the Corporate Guarantor to perform or comply with any of its obligations under any Security Document or (iii) the value or nature of the financial condition of the Borrowers as a whole or the Corporate Guarantor;

“Maturity Date” means the date falling 5 years after the first Drawdown Date but in any event no later than 30 June 2028;

“Maximum Available Amount” means in relation to each Advance an amount equal to the lesser of:

(a)	the amount equal to 55 per cent. of the aggregate Initial Valuation Amount of the Vessels to be financed by that Advance;

(b)	the principal amount of any Existing Indebtedness outstanding as at the date of this Agreement in respect of the Vessels to be financed by that Advance; and

(c)	an amount which when aggregated with the amount borrowers pursuant to any previous Advance does not exceed the Commitment.

“MII and MAPI Policy” means a mortgagee’s interest and a mortgagee’s interest additional perils insurance in respect of each Vessel to be effected by the Lender on the Drawdown Date to cover the Vessels as the same may be renewed or replaced annually thereafter and maintained throughout the Facility Period through such brokers, with such underwriters and containing such coverage, terms and conditions as may be acceptable to the Lender in its sole discretion, insuring a sum of at least one hundred and fifteen per cent (115%) of the Outstanding Indebtedness;

“Money Laundering” has the meaning given to it in Article 1 of Directive 2015/849/EC of the Council of the European Communities;

“month” means a period beginning on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, provided that (a) if the period started on the last Business Day in a calendar month and if there is no such numerically corresponding day, it shall end on the last Business Day in such next calendar month and (b) if such numerically corresponding day is not a Business Day, the period shall end on the next following Business Day in the same calendar month if there is one, but if there is not, it shall end on the preceding Business Day and “months” and “monthly” shall be construed accordingly;

“Mortgage” means, in relation to a Vessel, the first priority or, as the case may be, preferred ship mortgage on that Vessel required to be executed hereunder by the Borrower owning that Vessel, to be in such form as the Lender may require in its sole discretion and in the plural means all of them;

“Mortgaged Vessel” means, at any relevant time, a Vessel which is at such time subject to a Mortgage.

“Navios Shipmanagement” means Navios Shipmanagement Inc., a corporation incorporated in the Republic of the Marshall Islands with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Navios Shipmanagement Holdings” means Navios Shipmanagement Holdings Corporation, a corporation incorporated in the Republic of the Marshall Islands with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Navios Tankers” means Navios Tankers Management Inc., a corporation incorporated in the Republic of the Marshall Islands with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Net Debt” means, as at the date of calculation or, as the case may be, for any accounting period, the total debt of the Group less cash (which shall have the meaning given thereto under US GAAP meaning both restricted and freely available cash) as at that date or for that period as shown in the Latest Accounts;

“Net Worth” means, at any relevant time, the Total Assets less Total Liabilities;

“OFAC” means the Office of Foreign Assets Control of the US Department of Treasury;

“Operator” means any person who is from time to time during the Facility Period concerned in the operation of a Relevant Ship and falls within the definition of “Company” set out in rule 1.1.2 of the ISM Code;

“Outstanding Indebtedness” means the aggregate of all sums of money from time to time owing to the Lender, whether actually or contingently, under this Agreement and the Security Documents or any of them;

“Party” means a party to this Agreement or a Security Document;

“Permitted Encumbrance” means any Encumbrance in favour of the Lender created pursuant to the Security Documents, Permitted Liens and until the Drawdown Date any Existing Security Interests;

“Permitted Liens” means, in relation to a Vessel:

(a)	any lien on that Vessel for master’s, officer’s or crew’s wages outstanding;

(b)	any lien on that Vessel for salvage and any ship repairer’s or outfitter’s possessory lien for a sum not (except with the prior written consent of the Lender) exceeding the Casualty Amount; and

(c)

any other lien on that Vessel arising by statute or by operation of law (and not as a result of a default or omission of any Security Party) in respect of obligations which are not overdue (and while such obligations are not overdue), in each case in the ordinary course of trading provided such liens (A) do not exceed the amount of USD600,000 and (B) do not secure amounts more than 30 days overdue.

“Permitted Owners” means:

(a)	Angeliki Frangou;
(b)

each of her spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries, estates and legal representatives of any of the foregoing, the trustee of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability company or other person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest (Angeliki Frangou and/or any one of the foregoing called, a “Person”);

(c)

Navios Maritime Holdings Inc., a corporation incorporated in the Marshall Islands and having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960; and

(d)	all Affiliates controlled by a Person;

“Pertinent Jurisdiction” means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled, has a permanent establishment or assets, carries on, or has a place of business or is otherwise howsoever effectively connected;

“Proceedings” means any litigation, arbitration, legal action or complaint or judicial, quasi-judicial or administrative proceedings whatsoever arising or instigated by anyone (private or governmental) in any court, tribunal, public office or other forum whatsoever and wheresoever (including, without limitation, any action for provisional or permanent attachment of any thing or for injunctive remedies or interim relief and any action instigated on an ex parte basis);

“Prohibited Parties” means any persons, entities or parties that are:

(a)	listed on, or owned or controlled by, a person, entity or party listed on any Sanctions List; or

(b)

located in, incorporated under the laws of, or owned or controlled by, or acting on behalf of, a person, entity or party located in, or organised under the laws of, a country or territory that is the target of country-wide Sanctions (or whose government is the target of Sanctions), as applicable; or

(c)	located, berthed or anchored at prohibited ports; or

(d)	being otherwise a target of Sanctions; or

(e)	acting or purporting to act on behalf of any of the parties listed under Paragraphs (a) and (b) above; or

(f)	with which the Lender is prohibited from dealing, or otherwise engaging in any transaction, pursuant to OFAC, United Nations, European Union and HMT Sanctions.

“Quotation Day” means, in relation to any period for which an interest rate is to be determined two RFR Banking Days before the first day of that period, unless market practice differs in the Relevant Market, in which case the Quotation Day will be determined by the Lender in accordance with that market practice (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days);

“Rate Switch Date” has the meaning given to it in Clause 3.1 (Switch to Compounded Reference Rate).

“Reference Rate Supplement” means a document which:

(a)	is agreed in writing by the Borrowers and the Lender;

(b)	specifies the relevant terms which are expressed in this Agreement to be determined by reference to Reference Rate Terms; and

(c)	has been made available to the Borrowers and the Lender.

“Reference Rate Terms” means the terms set out in Schedule 6 (Reference Rate Terms) or in any Reference Rate Supplement.

“Registry” means, in relation to a Vessel, the office of the registrar, commissioner or representative of the relevant Flag State, who is duly empowered to register that Vessel, the relevant Borrower’s title thereto and the relevant Mortgage under the laws and flag of the relevant Flag State;

“Relevant Market” means the market specified as such in the Reference Rate Terms.

“Relevant Ship” means, in relation to a Vessel, and any other ship from time to time (whether before or after the date of this Agreement) owned, managed or crewed by, or chartered to, any Group Member;

“Repayment Date” means the date on which any instalment of the Loan is repayable under the provisions of Clause 6.1 (Repayment);

“Repayment Instalment” means in respect of the Loan, each of the repayment instalments falling due under and in accordance with Clause 6.1 (Repayment), as the same may be reduced in accordance with this Agreement;

“Reporting Day” means the day (if any) specified as such in the Reference Rate Terms.

“Reporting Time” means the relevant time (if any) specified as such in the Reference Rate Terms.

“Required Authorisation” means any authorisation, consent, declaration, licence, permit, exemption, approval or other document, whether imposed by or arising in connection with any law, regulation, custom, contract, security or otherwise howsoever which must be obtained at any time from any person, Government Entity, central bank or other self-regulating or supra-national authority in order to enable the Borrowers lawfully to borrow the Loan (or any part thereof) and/or to enable any Security Party lawfully and continuously to continue its corporate existence and/or perform all its obligations whatsoever whensoever arising and/or grant security under the relevant Security Documents and/or to ensure the continuous validity and enforceability thereof;

“Required Security Amount” means the amount in USD (as certified by the Lender) which is at any relevant time one hundred and twenty five per cent (125%) of the Loan;

“Requisition Compensation” means, in relation to a Vessel, all moneys or other compensation from time to time payable during the Facility Period by reason of Compulsory Acquisition of that Vessel;

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers;

“Retention Account” means an interest bearing USD account in the name of the Borrower opened or (as the context may require) to be opened by the Borrower with the Lender and includes any sub-accounts thereof and any other account designated in writing by the Lender to be the Retention Account for the purposes of this Agreement;

“Retention Account Pledge” means the first priority pledge required to be executed hereunder by the Borrower over the Retention Account in such form as the Lender may agree or require;

“Retention Amount” means, in relation to any Retention Date, such sum as shall be the aggregate of:

(a)

one-third (1/3rd) of the repayment instalment in respect of the Loan falling due for payment pursuant to Clause 6.1 (Repayment) (as the same may have been reduced by any prepayment) on the next Repayment Date after the relevant Retention Date; and

(b)

in relation to a Term Rate Loan, the relevant fraction of the aggregate amount of interest on that Term Rate Loan which is payable on the next due date for payment of interest in respect of that Term Rate Loan under this Agreement; and

(c)

in relation to a Compounded Rate Loan and in relation to any Interest Period having a duration in excess of one Month, the amount of interest that would have been payable in respect of such Interest Period were interest to be calculated on the basis of Term SOFR plus the Margin, provided that if the amount paid by the Borrowers pursuant to this paragraph(c) exceeds the applicable Compounded Rate Interest Payment payable on the relevant Interest Payment Date, any excess shall be retained in the Retention Account and shall be taken into account in respect of the calculation required to be made during the next Interest Period;

“Retention Dates” means the date falling one month after the Drawdown Date and each of the dates falling at monthly intervals after such date and prior to the Maturity Date;

“RFR” means the rate specified as such in the Reference Rate Terms.

“RFR Banking Day” means any day other than:

(a)	a Saturday or a Sunday; and

(b)

a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities.

“Sanctions” means any applicable sanctions, embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing):

(a)

imposed by law or regulation of the Hellenic Republic, the United Kingdom, the Council of the European Union, the United Nations or its Security Council or the United States of America, whether or not any Borrower, any other Security Party, any other member of the Group or any affiliate of any of them is legally bound to comply with the foregoing; or

(b)

otherwise imposed by any law or regulation by which any Borrower, any other Security Party, any other member of the Group or any affiliate of any of them is bound or, as regards a regulation, compliance with which is reasonable in the ordinary course of business of any Borrower, any other Security Party, any other member of the Group or any affiliate of any of them; or

(c)

otherwise imposed by the respective governmental institutions and agencies of any of the foregoing, including without limitation, OFAC, HMT, the Council of the European Union, the United Nations or its Security Council (together, the “Sanctions Authorities”).

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list issued by OFAC, the “Consolidated List of Financial Sanctions Targets and Investment Ban List” issued by HMT, the Consolidated list of persons, groups and entities subject to European Union financial sanctions and the United Nations or any similar list issued or maintained or made public by any of the Sanctions Authorities, as applicable.

“Security Documents” means this Agreement, the Mortgages, the Corporate Guarantee, the General Assignments, any Charter Assignment, the Retention Account Pledge, the Manager’s Undertakings, any Tripartite Deed, any Co-assured Undertaking and Insurances Assignment and any other documents as may have been or shall from time to time after the date of this Agreement be executed to guarantee and/or to govern and/or secure all or any part of the Loan, interest thereon and other moneys from time to time owing by the Borrowers pursuant to this Agreement;

“Security Party” means the Borrowers, the Corporate Guarantor, the Managers or any other person who may at any time be a party to any of the Security Documents (other than the Lender);

“Security Value” means the amount in USD (as certified by the Lender) which is, at any relevant time, the aggregate of (a) the aggregate of the Valuation Amounts of the Mortgaged Vessels and (b) the net realizable market value of any additional security for the time being actually provided to the Lender pursuant to Clause 10.2.1 (Security shortfall);

“Shareholder” means:

(a)

in relation to Borrower A, Borrower B, Borrower C and Borrower D, Navios Maritime Midstream Operating L.L.C., a limited liability company formed in Republic of the Marshall Islands with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

(b)

in relation to Borrower E, Borrower F, Borrower G, Borrower H and Borrower I, Navios Maritime Operating L.L.C., a limited liability company formed in Republic of the Marshall Islands with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960; and

(c)

in relation to Borrower J, Navios Partners Containers Inc., a corporation incorporated in Republic of the Marshall Islands with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Ship Security Documents” means, in relation to a Vessel, the relevant Mortgage, any Deed of Covenant, the relevant General Assignment, any relevant Charter Assignment, any Tripartite Deed, any Co-assured Undertaking and Insurances Assignment and any relevant Manager’s Undertaking in respect of that Vessel;

“SOFR” means the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published (before any correction, recalculation or republication by the administrator) by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate) and if that rate is less than zero, SOFR shall be deemed to be zero.

“subsidiary” means that a company (S) is a subsidiary of another company (P) if:

(a)

a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P; and

(b)	P has direct or indirect control over a majority of the voting rights attached to the issued shares of S;

(c)	and any company of which S is a subsidiary is a parent company of S;

“Taxes” includes all present and future income, corporation, capital or value-added taxes and all stamp and other taxes and levies, imposts, deductions, duties, charges and withholdings whatsoever together with interest thereon and penalties in respect thereto, if any, and charges, fees or other amounts made on or in respect thereof (and “Taxation” shall be construed accordingly);

“Term Rate Loan” means the Loan or any part of the Loan or, if applicable, any Unpaid Sum which has not ceased to be a Term Rate Loan pursuant to any of Clause 3.1 (Switch to Compounded Reference Rate), Clause 5.1.2 (Unavailability of Term SOFR) or Clause 5.4 (Market Disruption).

“Term Reference Rate” means, in relation to a Term Rate Loan:

(a)	the applicable Term SOFR as of the Quotation Day and for a period equal in length to the Interest Period of that Term Rate Loan; or
(b)	as otherwise determined pursuant to Clause 5.1 (Unavailability of Term SOFR),

and if in either case, that rate is less than zero, the Term Reference Rate shall be deemed to be zero.

“Term SOFR” means the term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant period published (before any correction, recalculation or republication by the administrator) by CME Group Benchmark Administration Limited (or any other person which takes over the publication of that rate).

“Total Assets” means, as at the date of calculation or, as the case may be, for any accounting period, the total assets (based on book values) (which shall have the meaning given thereto under US GAAP) of the Corporate Guarantor as at that date or for that period as shown in the Latest Accounts.

“Total Liabilities” means, as at the date of calculation or, as the case may be, for any accounting period, the total liabilities (which shall have the meaning given thereto under US GAAP) of the Corporate Guarantor as at that date or for that period as shown in the Latest Accounts;

“Total Loss” means, in relation to a Vessel:

(a)	any actual, constructive, agreed, compromised or arranged total loss of that Vessel; or

(b)	any Compulsory Acquisition; or

(c)

any hijacking, forfeiture, theft, condemnation, capture, seizure, arrest, detention or confiscation of the Vessel not falling within the definition of Compulsory Acquisition by any Government Entity, or by persons allegedly acting or purporting to act on behalf of any Government Entity, unless (i) the Vessel be released and restored to the relevant Owner within ninety (90) days after such incident, or (ii) if relevant underwriters confirm in writing (in customary terms) prior to the end of such ninety (90) day period that such capture, seizure, detention or confiscation will be fully covered by the relevant Owner’s war risks insurance, the shorter of six (6) months and such period for which cover is confirmed to attach;

“Tripartite Deed” means, in relation to a Vessel and if such Vessel is subject to a bareboat charter (other than the Existing Bareboat Charters), a deed containing (inter alia) an assignment of the relevant charterer’s rights, title and interest in the insurances of that Vessel and an undertaking by the relevant charterer pursuant to which such charterer will agree to comply with the relevant Borrower’s obligations with regards to the employment, insurances, operation, repairs and maintenance of that Vessel and, if that Vessel is to be dually registered, grant the Lender the right to de-register such Vessel from any bareboat registry, required to be executed by the Borrower who is the owner thereof and the relevant charterer in favour of the Lender in such form as the Lender may require in its sole discretion;

“UK Bail-In Legislation” means Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings); and

“Underlying Documents” means any Extended Employment Contracts and any Management Agreement;

“Unlawfulness” means any event or circumstance which is the subject of a notification by the Lender to the Borrowers under Clause 14.1 (Unlawfulness);

“Unpaid Sum” means any sum due and payable but unpaid by a Security Party under the Security Documents;

“USA” means the United States of America;

“US GAAP” means generally accepted accounting principles in the United States of America;

“US Tax Obligor” means:

(a)	a person which is resident for tax purposes in the USA; or

(b)	a person some or all of whose payments under the Security Documents are from sources within the USA for US federal income tax purposes;

“Valuation Amount” means, in relation to a Vessel, the value of that Vessels most recently determined pursuant to Clause 10.2.2 (Valuation of Vessels);

“Vessel” means Vessel A, Vessel B, Vessel C, Vessel D, Vessel E, Vessel F, Vessel G, Vessel H, Vessel I and Vessel J as each is specified in Schedule 5 (Vessel Details) as at the date of this Agreement;

“Write-down and Conversion Powers” means:

(a)

in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)	in relation to any other applicable Bail-In Legislation other than the UK Bail-In Legislation:

(i)

any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers;

(ii)	any similar or analogous powers under that Bail-In Legislation; and

(c)

in relation to the UK Bail-In Legislation any powers under the UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers.

Words and expression defined in Schedule 4 shall have the meanings given to them therein stated as if the same were set out full in this Clause 1.2 (Definitions).

1.3	Construction

In this Agreement, unless the context otherwise requires:

1.3.1	clause headings and the index are inserted for convenience of reference only and shall be ignored in the construction of this Agreement;

1.3.2

references to clauses and schedules are to be construed as references to clauses of, and schedules to, this Agreement and references to this Agreement include its schedules and any supplemental agreements executed pursuant hereto;

1.3.3

references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as duly amended and/or supplemented and/or novated;

1.3.4

reference to the Lender’s “cost of funds” in relation to the Loan or any part of the Loan is a reference to the average cost (determined either on an actual or a notional basis) which the Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of the Loan or that part of the Loan for a period equal in length to the Interest Period of the Loan or that part of the Loan

1.3.5

references to a “regulation” include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any Government Entity, central bank or any self-regulatory or other supra-national authority (including, without limitation, any regulation implementing or complying with (1) the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004, in the form existing on the date of this Agreement (“Basel II”), and/or (2) “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Basel III: A global regulatory framework for more resilient banks and banking systems”, published by the Basel Committee on Banking Supervision in December 2010, in the form existing on the date of this Agreement (“Basel III”) and/or (3) any amendment, replacement or refinement of Basel III (“Basel IV”) and/or (4) any other law or regulation which, at any time and from time to time, implements and/or amends and/or supplements and/or re-enacts and/or supersedes, whether in whole or in part, Basel II and/or Basel III and/or Basel IV (including Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (“CRD IV”) and Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms (“CRR”)), and whether such implementation, application or compliance is by a Government Entity, a lender or any company affiliated to it;

1.3.6	references to any person in or party to this Agreement shall include reference to such person’s lawful successors and assigns and references to the Lender shall also include a Transferee Lender;

1.3.7	words importing the plural shall include the singular and vice versa;

1.3.8	references to a time of day are, unless otherwise stated, to Athens time;

1.3.9

references to a “person” shall be construed as references to an individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

1.3.10

references to a “guarantee” include references to an indemnity or any other kind of assurance whatsoever (including, without limitation, any kind of negotiable instrument, bill or note) against financial loss or other liability including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and “guaranteed” shall be construed accordingly;

1.3.11

references to any statute or other legislative provision are to be construed as references to any such statute or other legislative provision as the same may be re-enacted or modified or substituted by any subsequent statute or legislative provision (whether before or after the date hereof) and shall include any regulations, orders, instruments or other subordinate legislation issued or made under such statute or legislative provision;

1.3.12

a certificate by the Lender as to any amount due or calculation made or any matter whatsoever determined in connection with this Agreement shall be conclusive and binding on the Borrowers except for manifest error;

1.3.13

if any document, term or other matter or thing is required to be approved, agreed or consented to by the Lender such approval, agreement or consent must be obtained in writing unless the contrary is stated;

1.3.14	time shall be of the essence in respect of all obligations whatsoever of the Borrowers under this Agreement, howsoever and whensoever arising;

1.3.15	and the words “other” and “otherwise” shall not be construed eiusdem generis with any foregoing words where a wider construction is possible; and

1.3.16

a Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been waived or remedied provided that for the purposes of Clause 12.2 (Acceleration), an Event of Default may only be remedied within 15 days from its occurrence; and

1.3.17	a reference in this Agreement to a page or screen of an information service displaying a rate shall include:

(a)	any replacement page of that information service which displays that rate; and

(b)	the appropriate page of such other information service which displays that rate from time to time in place of that information service,

and, if such page or service ceases to be available, shall include any other page or service displaying that rate specified by the Lender after consultation with the Borrowers.

1.3.18	any Reference Rate Supplement overrides anything in:

(a)	Schedule 6 (Reference Rate Terms); or

(b)	any earlier Reference Rate Supplement.

1.3.19	a Compounding Methodology Supplement relating to the Cumulative Compounded RFR Rate overrides anything relating to that rate in:

(a)	Schedule 7 (Cumulative Compounded RFR Rate); or

(b)	any earlier Compounding Methodology Supplement.

1.4	References to currencies

Currencies are referred to in this Agreement by the three letter currency codes (ISO 4217) allocated to them by the International Organisation for Standardisation.

1.5	Contracts (Rights of Third Parties Act) 1999

Except for Clause 21.6.3 (Jurisdiction), no part of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

2.	THE COMMITMENT AND CANCELLATION

2.1	Agreement to lend

The Lender, relying upon each of the representations and warranties in Clause 9 (Representations and warranties), agrees to make available to the Borrowers upon and subject to the terms of this Agreement, the Loan Facility in up to two Advances for the purposes specified in Clause 1.1 (Purpose).

2.2	Drawdown

2.2.1

Subject to the terms and conditions of this Agreement, the Commitment shall be made available to the Borrowers in up to two Advances following receipt by the Lender from the Borrowers of a Drawdown Notice not later than 10:00 a.m. (Athens time) on the third Business Day before the date, which shall be a Business Day falling within the Drawdown Period, on which the Borrowers proposes an Advance is made available Provided that the Lender shall be under no obligation to make an Advance or any part thereof (i) should any relevant Government Entity not approve the transfer of funds abroad (if any such approval is required) or (ii) if disbursement of the relevant Advance would violate any law applicable at the time.

2.2.2	The Drawdown Notice shall be effective on actual receipt by the Lender and, once given, shall, subject as provided in Clause 5.4 (Market Disruption), be irrevocable.

2.3	Limitation and application of the Loan

2.3.1	The amount of the Loan shall not exceed the amount of the Commitment.

2.3.2

The Drawdown Notice in relation to each Advance shall specify the Vessels to which that Advance relates and the principal amount specified in a Drawdown Notice for borrowing an Advance on the Drawdown Date shall, subject to the terms of this Agreement, not exceed the relevant Maximum Available Amount.

2.3.3	The Loan shall be paid forthwith upon drawdown to such account as the Borrowers shall stipulate in the relevant Drawdown Notice.

2.4	Availability

The Borrowers acknowledge that payment of the Loan or an Advance referred to in Clause 2.3.2 to the account or accounts specified in the relevant Drawdown Notice shall satisfy the obligation of the Lender to lend the Loan or the relevant Advance to the Borrowers under this Agreement.

2.5	Cancellation in changed circumstances

The Borrowers may at any time prior to the relevant Drawdown Date by notice to the Lender (effective only on actual receipt) cancel with effect from a date not less than ten (10) Business Days after receipt by the Lender of such notice, all or part of the undrawn Commitment.

2.6	Use of proceeds

2.6.1

Without prejudice to the Borrowers’ obligations under Clause 10.1.4 (Use of proceeds), the Lender shall not have any responsibility for the application of the proceeds of the Loan or any part thereof by the Borrowers.

2.6.2

The Borrowers shall not, and shall procure that each other Security Party and each other Group Member and any subsidiary of any of them shall not, permit or authorise any other person to, directly or indirectly, use, lend, make payments of, contribute or otherwise make available, all or any part of the proceeds of the Loan or any part thereof or other transactions contemplated by this Agreement to fund or facilitate trade, business or other activities: (i) involving or for the benefit of any Prohibited Party; or (ii) in any other manner that could result in the Borrowers or any other Security Party being in breach of any Sanctions or becoming a Prohibited Party.

3.	RATE SWITCH

3.1	Switch to Compounded Reference Rate

The Borrowers may elect to switch the basis on which interest is calculated on the Loan from the Term Reference Rate to the Compounded Reference Rate, provided that the Lender is able to make, maintain or fund a Compounded Rate Loan, by giving the Lender not less than 60 days’ notice in writing (the “Election Notice”) specifying the date on which they want the switch to occur (the “Rate Switch Date”). On and from the Rate Switch Date:

3.1.1	use of the Compounded Reference Rate will replace the use of Term Reference Rate for the calculation of interest for the Loan or any part of the Loan; and

3.1.2

the Loan or any part of the Loan or Unpaid Sum shall be a “Compounded Rate Loan” and Clause 4.2 (Calculation of interest – Compounded Rate Loans) shall apply to the Loan, any such part of the Loan or Unpaid Sum.

3.2	Delayed switch following an Election Notice

If the Rate Switch Date falls before the last day of an Interest Period for a Term Rate Loan:

3.2.1

the Loan, relevant part of the Loan or relevant Unpaid Sum (as applicable) shall continue to be a Term Rate Loan for that Interest Period and Clause 4.1 (Calculation of interest – Term Rate Loans) shall continue to apply to the Loan, relevant part of the Loan or relevant Unpaid Sum (as applicable) for that Interest Period;

3.2.2

any provision of this Agreement which is expressed to relate solely to a Compounded Rate Loan shall not apply in relation to the Loan, relevant part of the Loan or relevant Unpaid Sum (as applicable) for that Interest Period; and

3.2.3	on and from the first day of the next Interest Period (if any) for the Loan, relevant part of the Loan or relevant Unpaid Sum (as applicable):

(a)	the Loan, relevant part of the Loan or relevant Unpaid Sum (as applicable) shall be a “Compounded Rate Loan” as indicated in the Election Notice; and

(b)	Clause 4.2 (Calculation of interest – Compounded Rate Loans) shall apply to it.

4.	INTEREST AND INTEREST PERIODS

4.1	Calculation of interest – Term Rate Loans

The rate of interest on a Term Rate Loan or any part of a Term Rate Loan for each Interest Period is the percentage rate per annum which is the aggregate of:

4.1.1	the Margin; and

4.1.2	the applicable Term Reference Rate.

4.2	Calculation of interest – Compounded Rate Loans

The rate of interest on a Compounded Rate Loan or any part of a Compounded Rate Loan for each Interest Period is the percentage rate per annum which is the aggregate of:

4.2.1	the Margin; and

4.2.2	the Compounded Reference Rate for that Interest Period.

4.3	Selection of Interest Periods

Subject to other provisions of this Clause 4 (Interest and Interest Periods),the Borrowers may, by written notice sent by the Borrowers and received by the Lender not later than 11:00 a.m. (Athens time) on the second Business Day before the beginning of each Interest Period specify whether such Interest Period shall have a duration of one (1), three (3) or (if available by the Lender) six (6) months or such other period as the Borrowers may select and the Lender may agree.

4.4	Determination of Interest Periods

Subject to Clause 4.4.1, every Interest Period shall be of the duration specified by the Borrowers pursuant to Clause 4.3 (Selection of Interest Periods) but so that:

4.4.1	the first Interest Period:

4.4.2

in relation to each Advance shall commence on the Drawdown Date of that Advance and shall end on the last day of the Interest Period of the first Advance to be drawn and thereafter the Interest Period for both Advances shall be consolidated and each subsequent Interest Period shall start on the last day of the preceding Interest Period;

4.4.3

if any Interest Period would otherwise overrun a Repayment Date, then, in the case of the last Interest Period, such Interest Period shall end on the Maturity Date, and in the case of any other Interest Period, the Loan shall be divided into parts so that there is one part in the amount of the Repayment Instalment due on such Repayment Date and having an Interest Period ending on the relevant Repayment Date and another part in the amount of the balance of the Loan having an Interest Period ascertained in accordance with Clause 4.3 (Selection of Interest Periods) and the other provisions of this Clause 4.4 (Determination of interest periods); and

4.4.4

if the Borrowers fail to specify the duration of an Interest Period in accordance with the provisions of Clause 4.3 (Selection of Interest Periods) and this Clause 4.4.4, such Interest Period shall have a duration of three (3) months or such other period as shall comply with this Clause 4.4.4.

4.5	Non-Business Days

4.5.1

Other than where paragraph 4.5.2 below applies, if an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

4.5.2	In respect of a Compounded Rate Loan, any rules specified as “Business Day Conventions” in the Reference Rate Terms shall apply to each Interest Period for that Compounded Rate Loan.

4.6	Payment of interest

The Borrowers shall pay accrued interest on the Loan or any part of the Loan on the earlier of (i) the last day of each Interest Period and (ii) the next Repayment Date.

4.7	Default interest

If the Borrowers fail to pay any amount payable by it under a Security Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at (a) in respect of any Expenses, the Expenses Interest Rate and (b) in respect of any other amount, a rate which is two per cent (2%) per annum higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted the Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Lender. Any interest accruing under this Clause 4.7 (Default interest) shall be immediately due and payable by the Borrowers on 30 June and 31 December of the relevant year and each such day shall, for the purposes of this Agreement, be treated as the final day of an Interest Period in respect of that amount of interest.

Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

4.8	Notification of rates of interest – Term Rate Loan

If the Loan is a Term Rate Loan, the Lender shall promptly notify:

4.8.1	the Borrowers of the determination of a rate of interest under this Agreement; and

4.8.2	the Borrowers of each Funding Rate relating to the Loan or any part of the Loan or any Unpaid Sum.

4.9	Notification of rates of interest – Compounded Rate Loan

If the Loan is a Compounded Rate Loan, the Lender shall promptly notify the Borrowers of:

4.9.1	upon a Compounded Rate Interest Payment being determinable;

(a)	that Compounded Rate Interest Payment;

(b)	the Borrowers of, to the extent it is then determinable, the Market Disruption Rate (if any) relating to the relevant Compounded Rate Loan;

This Clause 4.9.1 shall not apply to any Compounded Rate Interest Payment determined pursuant to Clause 5.5 (Cost of funds).

4.9.2	each Funding Rate relating to the Loan or any part of the Loan; and

4.9.3	the determination of a rate of interest relating to a Compounded Rate Loan to which Clause 5.5 (Cost of funds) applies.

This Clause 4.9 (Notification of rates of interest – Compounded Rate Loan) shall not require the Lender to make any notification to any Party on a day which is not a Business Day.

5.	CHANGES TO THE CALCULATION OF INTEREST

5.1	Unavailability of Term SOFR

5.1.1

Interpolated Term SOFR: If no Term SOFR is available for the Interest Period of a Term Rate Loan or any part of a Term Rate Loan, the applicable Term Reference Rate shall be the Interpolated Term SOFR for a period equal in length to the Interest Period of the Term Rate Loan or that part of the Term Rate Loan.

5.1.2

Historic Term SOFR: If no Term SOFR is available for the Interest Period of a Term Rate Loan or any part of a Term Rate Loan, and it is not possible to calculate the Interpolated Term SOFR, the applicable Reference Rate shall be the Historic Term SOFR for the Term Rate Loan or part of the Term Rate Loan.

5.1.3

Interpolated Historic Term SOFR: If paragraph5.1.2 applies but no Historic Term SOFR is available for the Interest Period of a Term Rate Loan or any part of a Term Rate Loan, the applicable Reference Rate shall be the Interpolated Historic Term SOFR for a period equal in length to the Interest Period of the Term Rate Loan or that part of the Term Rate Loan.

5.1.4

Cost of funds: If paragraph5.1.3 applies but it is not possible to calculate the Interpolated Historic Term SOFR, there shall be no Term Reference Rate for the Term Rate Loan or the relevant part of a Term Rate Loan (as applicable) and Clause 5.5 (Cost of funds) shall apply to the Term Rate Loan, or that part of the Term Rate Loan for that Interest Period.

5.2	Inability to offer or maintain Term SOFR

If the Lender determines that it has or will become contrary to any law or regulation applicable to it for it to make, maintain or fund the Term Rate Loan or any part of the Term Rate Loan if interest is determined by reference to Term SOFR or for any reason whatsoever it is not possible to determine or charge interest in respect of the Term Rate Loan or any part of the Term Rate Loan based upon Term SOFR, or it becomes unlawful for the Lender to do so, then the Lender shall promptly notify the Borrowers and for any Interest Period commencing whilst the situation in relation to the Lender continues, the Term Rate Loan or any part of the Term Rate Loan shall be a “Compounded Rate Loan” for that Interest Period and Clause 4.2 (Calculation of interest – Compounded Rate Loans) shall apply to the Loan, or any part of the Loan for that Interest Period.

5.3	Interest calculation if no RFR

If:

5.3.1	there is no applicable RFR for the purposes of calculating the Cumulative Compounded RFR Rate for an RFR Banking Day during an Interest Period for a Compounded Rate Loan; and

5.3.2	“Cost of funds will apply as a fallback” is specified in the Reference Rate Terms,

Clause 5.5 (Cost of funds) shall apply to that Compounded Rate Loan for that Interest Period.

5.4	Market disruption

5.4.1

If in the case of a Term Rate Loan, before close of business in Athens on the Quotation Day for the relevant Interest Period the Lender determines that its cost of funds relating to that Term Rate Loan or that part of that Term Rate Loan would be in excess of the relevant Market Disruption Rate, Clause 5.5 (Cost of funds) shall apply to the Term Rate Loan, or that part of the Term Rate Loan for that Interest Period.

5.4.2	In the case of a Compounded Rate Loan, if:

(a)	a Market Disruption Rate is specified in the Reference Rate Terms; and

(b)

before the Reporting Time for the Loan or any part of the Loan, the Lender determines that its cost of funds relating to the Loan or the relevant part of the Loan would be in excess of that Market Disruption Rate, then Clause 5.5 (Cost of funds) shall apply to the Loan or the relevant part of the Loan (as applicable) for the relevant Interest Period.

5.5	Cost of funds

5.5.1

If this Clause 5.5 (Cost of funds) applies to a Term Rate Loan for an Interest Period, Clause 4.1 (Calculation of interest – Term Rate Loans) shall not apply to that Term Rate Loan for that Interest Period and the rate of interest on the Term Rate Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(a)	the Margin; and

(b)

the rate notified by the Lender to the Borrowers as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period to be that which expresses as a percentage rate per annum its cost of funds relating to that Term Rate Loan or that part of that Term Rate Loan.

5.5.2

If this Clause 5.5 (Cost of funds) applies to a Compounded Rate Loan for an Interest Period, Clause 4.2 (Calculation of interest – Compounded Rate Loans) shall not apply to that Compounded Rate Loan for that Interest Period and the rate of interest on the Compounded Rate Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(a)	the Margin; and

(b)	the rate notified by the Lender to the Borrowers as soon as practicable and in any event in relation to a Compounded Rate Loan, by the Reporting Time for that Compounded Rate Loan,

to be that which expresses as a percentage rate per annum its cost of funds relating to its participation in that Compounded Rate Loan.

5.5.3

If this Clause 5.5 (Cost of funds) applies and the Lender or the Borrowers so require, the Lender and the Borrowers shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

5.5.4	Subject to Clause 17.1 (Changes to reference rates), any substitute or alternative basis agreed pursuant to Paragraphs 5.5.1 and 5.5.1 above shall, be binding on all Parties.

5.5.5

If paragraph5.5.6 below does not apply and any rate notified to the Lender under paragraph(b) of Clause 5.5.1 and under paragraph(b) of Clause 5.5.2 above is less than zero, the relevant rate shall be deemed to be zero.

5.5.6	If this Clause 5.5 (Cost of funds) applies pursuant to Clause 5.4 (Market Disruption) and:

(a)	the Funding Rate is less than the Market Disruption Rate; or

(b)	the Lender does not notify a rate to the Borrowers by the time specified in paragraph (b) of Clause 5.5.1 and paragraph(b) of Clause 5.5.2 above,

that cost of funds relating to the Loan or the relevant part of the Loan for that Interest Period shall be deemed, for the purposes of paragraph (b) of Clause 5.5.1 and paragraph(b) of Clause 5.5.2 above, to be the relevant Market Disruption Rate for the Loan or that part of the Loan.

5.5.7	If this Clause 5.5 (Cost of funds) applies, the Lender shall, as soon as practicable, notify the Borrowers.

5.6	Break Costs

The Borrowers shall, within three Business Days of the Lender’s demand pay to the Lender the amount of such Break Costs attributable to all or any part of the Loan or Unpaid Sum being paid by the Borrowers on a day other than the last day of an Interest Period for that Loan, the relevant part of the Loan or that Unpaid Sum.

5.7	Interest Rate Swaps

None of the Borrowers or the Corporate Guarantor may enter into any interest hedging arrangements in order to fix Interest Periods under this Agreement without the prior written consent of the Lender.

6.	REPAYMENT AND PREPAYMENT

6.1	Repayment

6.1.1	Subject to any obligation to pay earlier under this Agreement, the Borrowers must repay the Loan by:

(a)	twenty (20) equal quarterly consecutive instalments in an amount equal to USD2,500,000 each; and

(b)	an instalment (the “Balloon Instalment”) of USD29,000,000,

the first repayment instalment falling due 3 months after the first Drawdown Date to occur and subsequent instalments falling due at quarterly intervals thereafter, with the final instalment falling due on the Maturity Date and the Balloon Instalment being repayable together with the final such instalment.

6.1.2

If less than the full amount of the Loan is drawn down, then each of the said repayment instalments and the Balloon Instalment shall be reduced pro rata by the amount of, in aggregate, such undrawn amount.

6.1.3	The Borrowers shall on the Maturity Date also pay to the Lender all other amounts in respect of interest or otherwise then due and payable under this Agreement and the Security Documents.

6.2	Voluntary prepayment

Subject to Clauses 6.3 (Mandatory Prepayment on Total Loss), 6.5 (Mandatory Prepayment on sale of the Vessel), 6.6 (Amounts payable on prepayment) and 6.7 (Notice of prepayment; reduction of Repayment Instalments), the Borrowers may, subject to having given 5 days’ prior written notice thereof to the Lender, prepay any specified amount (such part being in an amount of one hundred thousand Dollars (USD100,000) or any larger sum which is an integral multiple of such amount or any other amount mutually agreed between the Borrowers and the Lender) of the Loan on any relevant Interest Payment Date without premium or penalty.

6.3	Mandatory Prepayment on Total Loss

On the date falling ninety (90) days after that on which the Vessel became a Total Loss or, if earlier, on the date upon which the relevant insurance proceeds are, or Requisition Compensation is, received by the Borrowers (or the Lender pursuant to the Security Documents) the Borrowers and/or the Corporate Guarantor must prepay the Loan by an amount equal to the higher of:

6.3.1	an amount equal to the product of (i) the amount of the Loan outstanding immediately prior to occurrence of such Total Loss multiplied by (ii) the Fraction;

6.3.2	an amount (if any) which after the application of the prepayment to be made pursuant to this Clause 6.3 results in the Security Value being equal to the Required Security Amount; and
6.3.3

an amount (if any) which after the application of the prepayment to be made pursuant to this Clause 6.3 results in the Security Value expressed as a percentage of the Loan being equal to the respective percentage which applied immediately prior to the occurrence of such Total Loss.

Any surplus following such prepayment and the payment of any additional amounts payable pursuant to Clause 6.6 (Amounts payable on prepayment) shall be paid to the relevant Borrower, subject to no Event of Default having occurred at the relevant time.

6.4	Interpretation

For the purpose of this Agreement, a Total Loss of a Vessel shall be deemed to have occurred:

6.4.1	in the case of an actual total loss of a Vessel, on the actual date and at the time that Vessel was lost or, if such date is not known, on the date on which that Vessel was last reported;

6.4.2	in the case of a constructive total loss of a Vessel, upon the date and at the time notice of abandonment of that Vessel is given to the then insurers of that Vessel;

6.4.3	in the case of a compromised or arranged total loss of a Vessel, on the date upon which the then insurers of the Vessel agree to treat that Vessel as a compromised or arranged total loss;

6.4.4	in the case of Compulsory Acquisition, on the date upon which the relevant requisition of title or other compulsory acquisition occurs; and

6.4.5

in the case of any requisition for title or other compulsory acquisition of that Vessel including, if that Vessel is not released therefrom within the Relevant Period, capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation howsoever for any reason (but excluding requisition for use or hire) by or on behalf of any Government Entity or other competent authority or by pirates, hijackers, terrorists or similar persons; “Relevant Period” means either (i) ninety (90) days or, (ii) in respect of pirates, hijackers, terrorists or similar persons, if relevant underwriters confirm in writing (in terms satisfactory to the Lenders) prior to the end of such ninety (90) day period that such capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation will be covered by the relevant Owner’s war risks insurance, the shorter of six (6) months after the date upon which the relevant incident occurred and such period at the end of which cover is confirmed to attach.

6.5	Mandatory prepayment on sale of the Vessel

On the date of completion of the sale of the Vessel, which sale shall always be subject to the prior written consent of the Lender pursuant to Clause 10.3.3 (Disposals), the Borrowers and/or the Corporate Guarantor must prepay the Loan by an amount equal to the higher of:

6.5.1	an amount equal to the product of (i) the amount of the Loan outstanding immediately prior to completion of such sale multiplied by (ii) the Fraction;
6.5.2	an amount (if any) which after the application of the prepayment to be made pursuant to this Clause 6.5 results in the Security Value being equal to the Required Security Amount; and

6.5.3

an amount (if any) which after the application of the prepayment to be made pursuant to this Clause 6.5 results in the Security Value expressed as a percentage of the Loan being equal to the respective percentage which applied immediately prior to the completion of such sale.

Any surplus following such prepayment and the payment of any additional amounts payable pursuant to Clause 6.5 shall be paid to the relevant Borrower, subject to no Event of Default having occurred at the relevant time.

6.6	Amounts payable on prepayment

6.6.1	Any prepayment of all or part of the Loan under this Agreement shall be made together with:

(a)	accrued interest on the amount to be prepaid to the date of such prepayment;

(b)	any additional amount payable under Clauses 5.4 (Market Disruption), 8.6 (Grossing-up for Taxes – by the Borrowers) or 14.2 (Increased costs); and

(c)	all other sums payable by the Borrowers to the Lender under this Agreement or any of the other Security Documents including, without limitation any Break Costs.

6.7	Notice of prepayment; reduction of Repayment Instalments

6.7.1

Every notice of prepayment shall be effective only on actual receipt by the Lender, shall be irrevocable, shall specify the amount to be prepaid and shall oblige the Borrowers to make such prepayment on the date specified.

6.7.2

Any amount prepaid pursuant to Clause 6.2 (Voluntary prepayment) shall be applied pro rata against the remaining Repayment Instalments (including the Balloon Instalment) specified in Clause 6.1 (Repayment).

6.7.3	The Borrowers may not prepay, repay or cancel the Loan or any part thereof except as expressly provided in this Agreement.

6.7.4	No amount repaid, prepaid or cancelled may be re-borrowed.

7.	FEES AND EXPENSES

7.1	Arrangement fee

The Borrowers agree to pay to the Lender on the Drawdown Date of each Advance a non-refundable arrangement fee in an amount equal to 0.50 per cent. of the amount borrowed under that Advance.

7.2	Expenses

The Borrowers agree, and shall procure that the Corporate Guarantor agrees, to reimburse the Lender on a full indemnity basis on demand all expenses and/or disbursements whatsoever (including without limitation legal, printing, travel and out of pocket expenses) certified by the Lender as having been incurred by them from time to time:

7.2.1

in connection with the negotiation, preparation, execution and, where relevant, registration of the Security Documents and of any contemplated or actual amendment, or indulgence or the granting of any waiver or consent howsoever in connection with, any of the Security Documents (including legal fees and any travel expenses);

7.2.2

in contemplation or furtherance of, or otherwise howsoever in connection with, the exercise or enforcement of, or preservation of any rights, powers, remedies or discretions under any of the Security Documents, or in consideration of the Lender’s rights thereunder or any action proposed or taken following the occurrence of a Default or otherwise in respect of the moneys owing under any of the Security Documents;

7.2.3	in connection with obtaining any valuations, survey or inspection reports or other consultants reports which the Lender may be entitled to obtain under this Agreement and the Security Documents; and

7.2.4

in connection with obtaining a written report from a maritime insurance consultant or broker acceptable to the Lender in relation to the Insurances of the Vessel (which the Lender may obtain at least once a year, and at any time when there has been a change of insurer or terms of cover for the Vessel), each in the currency in which they are incurred (and the Borrowers acknowledge and agree that the Lender shall pay any such amounts in the currency in which they are incurred),

in each case together with interest at the Expenses Interest Rate from the date on which reimbursement of such expenses and/or disbursements were due following demand to the date of payment (as well after as before judgment).

7.3	Value added tax

All fees and expenses payable pursuant to this Agreement must be paid together with value added tax or any similar tax (if any) chargeable thereon in any jurisdiction. Any value added tax chargeable in respect of any services supplied by the Lender under this Agreement shall, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

7.4	Stamp and other duties

The Borrowers must pay all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by the Lender) imposed on or in connection with any of the Underlying Documents, the Security Documents or the Loan and agree to indemnify the Lender against any liability arising by reason of any delay or omission by any Borrower to pay such duties or taxes.

7.5	Reference rate transition costs

The Security Parties shall on demand reimburse the Lender for the amount of all documented costs and expenses (including legal fees) reasonably incurred by the Lender in connection with:

7.5.1	the negotiation or entry into of any Reference Rate Supplement or Compounding Methodology Supplement; or

7.5.2	any amendment, waiver or consent relating to:

(a)	the transition to the Term Reference Rate;

(b)	any transition from the Term Reference Rate back to the Compounded Reference Rate;

(c)	any Reference Rate Supplement or Compounding Methodology Supplement; or

(d)	any change arising as a result of an amendment required under Clause 17.1 (Changes to reference rates).

8.	PAYMENTS AND TAXES; ACCOUNTS AND CALCULATIONS

8.1	No set-off or counterclaim

The Borrowers shall (and shall procure that any other Security Party shall) make all payments under any of the Security Documents in full, without any set off or counterclaim whatsoever and, subject as provided in clause 8.6 (Grossing-up for taxes – by the Borrowers), free and clear of any deductions or withholdings, in USD on or before 11:00 am (Athens time) on the due date in freely available funds to such account at the Lender and in such place as the Lender may from time to time specify for this purpose.

8.2	Payment by the Lender

All sums to be advanced by the Lender to the Borrowers under this Agreement shall be remitted in USD on the relevant Drawdown Date to the account specified in the relevant Drawdown Notice.

8.3	Non-Business Days

When any payment under any of the Security Documents would otherwise be due on a day which is not a Business Day, the due date for payment shall be extended to the next following Business Day unless the Business Day falls in the next calendar month in which case payment shall be made on the immediately preceding Business Day.

8.4	Calculations

8.4.1

All interest and other payments of an annual nature under any of the Security Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a three hundred and sixty (360) day year or, in any case where the practice in the Relevant Market differs, in accordance with that market practice.

8.4.2

In relation to any Compounded Rate Loan, the aggregate amount of any accrued interest, commission or fee which is, or becomes, payable by an Obligor under a Finance Document shall be rounded to 2 decimal places.

8.5	Currency of account

If any sum due from any Borrower or any Security Party under any of the Security Documents, or under any order or judgment given or made in relation thereto, must be converted from the currency (“the first currency”) in which the same is payable thereunder into another currency (“the second currency”) for the purpose of (i) making or filing a claim or proof against any Borrower or any Security Party, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation thereto, each Borrower undertakes to indemnify and hold harmless the Lender from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange available to the Lender to purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from any Borrower under this Clause 8.5 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of any of the Security Documents and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

8.6	Grossing-up for Taxes—by the Borrowers

If at any time any Borrower or any Security Party must make any deduction or withholding in respect of Taxes or otherwise from any payment due under any of the Security Documents for the account of the Lender or withholding in respect of Taxes from any payment due under any of the Security Documents, the sum due from any Borrower or any Security Party in respect of such payment must be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Lender receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding), a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and each Borrower must indemnify the Lender against any losses or costs incurred by it by reason of any failure of any Borrower to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. Each Borrower must promptly deliver to the Lender any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid.

8.7	Claw back of Tax benefit

If, following any such deduction or withholding as is referred to in Clause 8.6 (Grossing-up for Taxes – by the Borrowers) from any payment by any Borrower or any other Security Party, the Lender shall receive or be granted a credit against or remission for any Taxes payable by it, the Lender shall, and to the extent that it can do so without prejudicing the retention of the amount of such credit or remission and without prejudice to the right of the Lender to obtain any other relief or allowance which may be available to it, reimburse any Borrower or any other Security Party with such amount as Lender shall in its absolute discretion certify to be the proportion of such credit or remission as will leave the Lender (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding from the payment by any Borrower or any Security Party as aforesaid. Such reimbursement shall be made forthwith upon the Lender certifying that the amount of such credit or remission has been received by it. Nothing contained in this Agreement shall oblige the Lender to rearrange its tax affairs or to disclose any information regarding its tax affairs and computations. Without prejudice to the generality of the foregoing, any Borrower or any Security Party shall not, by virtue of this Clause 8.6, be entitled to enquire about the Lender’s tax affairs.

8.8	Loan account

The Lender shall maintain, in accordance with its usual practice, an account evidencing the amounts from time to time lent by, owing to and paid to it under the Security Documents. The Lender shall maintain a control account showing the Loan and other sums owing by the Borrowers under the Security Documents and all payments in respect thereof being made from time to time. The control account shall, in the absence of manifest error, be prima facie evidence of the amount from time to time owing by the Borrowers under the Security Documents.

8.9	Partial payments

If, on any date on which a payment is due to be made by a Borrower under any of the Security Documents, the amount received by the Lender from such Borrower falls short of the total amount of the payment due to be made by such Borrower on such date then, without prejudice to any rights or remedies available to the Lender under any of the Security Documents, the Lender must apply the amount actually received from such Borrower in or towards discharge of the obligations of the Borrowers under the Security Documents in the following order, notwithstanding any appropriation made, or purported to be made, by the Borrowers:

8.9.1	first, in or towards payment, in such order as the Lender may decide, of any unpaid costs and expenses of the Lender under any of the Security Documents;

8.9.2	secondly, in or towards payment of any fees payable to the Lender under, or in relation to, the Security Documents which remain unpaid;

8.9.3	thirdly, in or towards payment to the Lender of any accrued default interest owing pursuant to Clause 4.7 (Default Interest) but remains unpaid;

8.9.4	fourthly, in or towards payment to the Lender of any accrued interest owing in respect of the Loan which shall have become due under any of the Security Documents but remains unpaid;

8.9.5	fifthly, in or towards payment to the Lender of any due but unpaid Repayment Instalments; and

8.9.6

sixthly, in or towards payment to the Lender of any other sum relating to the Loan or which is payable under this Agreement which shall have become due under any of the Security Documents but remains unpaid.

The order of application set out in Clauses 8.9.1 to 8.9.6 may be varied by the Lender without any reference to, or consent or approval from, any Borrower or any Security Party.

9.	REPRESENTATIONS AND WARRANTIES

9.1	Continuing representations and warranties

Each Borrower represents and warrants to the Lender that:

9.1.1	Due incorporation

each of the corporate Security Parties is duly incorporated or, as the case may be, formed, validly existing and in good standing under the laws of its respective country of incorporation, in each case, as a corporation and has power to carry on its respective businesses as it is now being conducted and to own its respective property and other assets, to which it has unencumbered legal and beneficial title except as disclosed to the Lender, and the shares of each Borrower have been issued in registered form;

9.1.2	Corporate power

each of the Security Parties has power to execute, deliver and perform its obligations and, as the case may be, to exercise its rights under the Underlying Documents and the Security Documents to which it is a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and on the execution of the Security Documents performance of the same and no limitation on the powers of any Borrower to borrow or any other Security Party to howsoever incur liability and/or to provide or grant security will be exceeded as a result of borrowing any part of the Loan;

9.1.3	Binding obligations

the Underlying Documents and the Security Documents, when executed, will constitute valid and legally binding obligations of the relevant Security Parties enforceable in accordance with their respective terms;

9.1.4	No conflict with other obligations

the execution and delivery of, the performance of their obligations under, and compliance with the provisions of, the Underlying Documents and the Security Documents by the relevant Security Parties will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which any Security Party or other member of the Group is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any Security Party or other member of the Group is a party or is subject or by which it or any of its property is bound, (iii) contravene or conflict with any provision of the constitutional documents of any Security Party or (iv) result in the creation or imposition of, or oblige any of the Security Parties to create, any Encumbrance (other than a Permitted Encumbrance) on any of the undertakings, assets, rights or revenues of any of the Security Parties;

9.1.5	No default

no Event of Default has occurred or, on the date of this Agreement, is likely to occur;

9.1.6	No litigation or judgments

no Proceedings are current, pending or threatened against any of the Security Parties or any other Group Members or their assets and there exist no judgments, orders, injunctions which could have a Material Adverse Effect on the obligations of the Security Parties under the Security Documents;

9.1.7	No filings required

except for the registration of the Mortgage in the relevant register under the laws of the Flag State through the Registry, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Underlying Documents or any of the Security Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Pertinent Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Pertinent Jurisdiction on or in relation to any of the Underlying Documents or the Security Documents and each of the Underlying Documents and the Security Documents is in proper form for its enforcement in the courts of each Pertinent Jurisdiction;

9.1.8	Required Authorisations and legal compliance

all Required Authorisations have been obtained or effected or waived by the person requiring the same and, to the extent no such waiver exists, are in full force and effect and no Security Party has in any way contravened any applicable law, statute, rule or regulation (including all such as relate to Money Laundering);

9.1.9	Choice of law

the choice of English law to govern the Underlying Documents and the Security Documents (other than each Mortgage and the Retention Account Pledge), the choice of the law of the Flag State to govern each Mortgage, the choice of Greek law to govern the Retention Account Pledge and the submissions by the Security Parties to the jurisdiction of the English courts and the obligations of such Security Parties associated therewith, are valid and binding;

9.1.10	No immunity

no Security Party nor any of their assets is entitled to immunity on the grounds of sovereignty or otherwise from any Proceedings whatsoever;

9.1.11	Financial statements correct and complete

the latest audited and unaudited consolidated financial statements of the Corporate Guarantor in respect of the relevant financial year as delivered to the Lender present or will present fairly and accurately the consolidated financial position of the Corporate Guarantor as at the date thereof and the results of the operations of the Corporate Guarantor and, as at such date, the Corporate Guarantor do not have any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements;

9.1.12	Pari passu

the obligations of each Borrower under this Agreement and the obligations of the Corporate Guarantor under the Corporate Guarantee are direct, general and unconditional obligations of the relevant Borrower and the Corporate Guarantors respectively and rank at least pari passu with all other present and future Indebtedness of the relevant Borrower and the Corporate Guarantor except for obligations which are mandatorily preferred by operation of law and not by contract;

9.1.13	Information

all information, whatsoever provided by any Security Party (other than any Manager) to the Lender in connection with the negotiation and preparation of the Security Documents or otherwise provided hereafter in relation to, or pursuant to this Agreement is, or will be, true and accurate in all material respects and not misleading, does or will not omit material facts and all reasonable enquiries have been, or shall have been, made to verify the facts and statements contained therein; there are, or will be, no other facts the omission of which would make any fact or statement therein misleading;

9.1.14	No withholding Taxes

no Taxes anywhere are imposed whatsoever by withholding or otherwise on any payment to be made by any Security Party (other than any Manager) under the Underlying Documents or the Security Documents to which such Security Party is or is to be a party or are imposed on or by virtue of the execution or delivery by the Security Parties of the Underlying Documents or the Security Documents or any other document or instrument to be executed or delivered under any of the Security Documents;

9.1.15	No Default under Underlying Documents

except as disclosed in writing by the Borrowers to the Lender, there is no Default under any of the Underlying Documents;

9.1.16	Use of proceeds

the Borrowers shall apply the Loan only for the purposes specified in Clause 2.1 (Agreement to lend);

9.1.17	Copies true and complete

the Certified Copies of the Underlying Documents delivered or to be delivered to the Lender pursuant to Clause 11.1 (Availability of Loan) are, or will when delivered be, true and complete copies or, as the case may be, originals of such documents; and such documents constitute valid and binding obligations of the parties thereto enforceable in accordance with their respective terms and there have been no amendments or variations thereof or defaults thereunder;

9.1.18	No Indebtedness

no Borrower has incurred any Borrowed Moneys save as envisaged by this Agreement or as otherwise disclosed in the Corporate Guarantor’s public filings;

9.1.19	Tax returns

each Borrower and the Corporate Guarantor have filed all tax and other fiscal returns required to be filed by any tax authority to which they are subject or have obtained required extensions and no claims or investigations are being, or are likely to be, made or conducted against any of the Security Parties (other than any Manager) or any other member of the Group with respect to Taxes;

9.1.20	Freedom from Encumbrances

neither any Vessel nor its Earnings, Insurances or Requisition Compensation, nor any Earnings Account, the Retention Account or any Extended Employment Contract in respect of any Vessel nor any other properties or rights which are, or are to be, the subject of any of the Security Documents nor any part thereof will be subject to any Encumbrance except Permitted Encumbrances;

9.1.21	Environmental Matters

except as may already have been disclosed by the Borrowers in writing to the Lender:

(a)

each Borrower and the other Group Members and, to the best of the Borrowers’ knowledge and belief (having made due and careful enquiry), their respective Environmental Affiliates have complied with the provisions of all Environmental Laws;

(b)

each Borrower and the other Group Members and, to the best of the Borrowers’ knowledge and belief (having made due and careful enquiry), their respective Environmental Affiliates have obtained all Environmental Approvals and are in compliance with all such Environmental Approvals;

(c)

no Environmental Claim has been made or threatened or pending against any of the Borrower, any other Group Member or, to the best of the Borrowers’ knowledge and belief (having made due and careful enquiry), any of their respective Environmental Affiliates; and

(d)	there has been no Environmental Incident;

9.1.22	ISM and ISPS Code

each Borrower has complied with and continues to comply with and has procured that any Manager of the Vessel owned by that Borrower has complied with and continues to comply with the ISM Code, the ISPS Code and all other statutory and other requirements relative to their business and in particular it or any Manager has obtained and maintains a valid DOC, IAPP Certificate, EIAPP Certificate (if applicable) and SMC for the Vessel owned by that Borrower and all other certificates required for the operation of such Vessel and that it and any Manager of such Vessel has implemented and continues to implement an ISM SMS;

9.1.23	Accounting reference date

each Borrower’s accounting reference date is 31 December.

9.1.24	Office

neither any Borrower nor the Corporate Guarantor has an office in England or the United States of America;

9.1.25	Prohibited Parties, unlawful activity

(a)	none of the shares in any Borrower, any Security Party or any Vessel are or will be at any time during the Facility Period legally or beneficially owned or controlled by a Prohibited Party;

(b)	no Prohibited Party has or will have at any time during the Facility Period any legal or beneficial interest of any nature whatsoever in any of the shares of any of the Security Parties;

9.1.26	Sanctions

(a)	each Borrower shall procure that no Security Party or any other member of the Group or Affiliate of any of them:

(i)	is a Prohibited Party; or

(ii)	is owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Party; or

(iii)	owns or controls a Prohibited Party; or

(iv)	has a Prohibited Party serving as a director, officer or, to the best of its knowledge, employee; or

(v)

is domiciled or is incorporated in any of the restricted, embargoed or sanctioned countries according to applicable Sanctions (as more specifically set out in the most recent applicable laws and regulations in respect of Sanctions);

(b)

each Borrower shall procure that no proceeds of the Loan or any part of the Loan shall be made available, directly or indirectly, to or for the benefit of a Prohibited Party nor shall they be otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions;

(c)	each Borrower shall procure that each Security Party, each other member of the Group and each Affiliate of any of them is in compliance with all Sanctions as applicable;

(d)

each Borrower shall procure that each Security Party shall procure that no proceeds, funds or benefit from any activity or dealing with a Prohibited Party are used in discharging any obligation due or owing to the Lender or are credited to any bank account held with the Lender (including without limitation, the Earnings Account and the Retention Account), and that no payment is effected, whether to discharge any obligation due or owing to such party or for any other purpose, through the use of any bank account held with the Lender; and

(e)

each Borrower shall (and shall procure that each Security Party, each other member of the Group and each Affiliate of them will) to the extent permitted by law and promptly upon becoming aware of them, supply to the Lender details of any claim, action, suit, proceedings or investigation against it with respect to Sanctions by any Sanctions Authority;

9.1.27	Material Adverse Effect

there has occurred nothing since 30 May 2023 which has had, or could have, a Material Adverse Effect; and

9.1.28	Insolvency etc

no bankruptcy, insolvency, administration or similar proceedings have been commenced or threatened to commence against any Security Party (other than any Manager) with a view to winding up that Security Party;

9.1.29	Anti-bribery

none of the improper or illegal acts referred to in Clause 10.1.25 (Anti-bribery) have occurred;

9.1.30	Legal compliance

no Security Party has in any way contravened any applicable law, statute, rule or regulation (including, but not limited to, the Foreign Corrupt Practices Act of 1977 of the USA and all such as relate to Money Laundering, terrorism and/or bribery);

9.1.31	Money laundering

in relation to the borrowing by the Borrowers of the Loan, the performance and discharge of their respective obligations and liabilities under this Agreement or any of the Security Documents and the transactions and other arrangements effected or contemplated by this Agreement or any of the Security Documents to which each Borrower is a party, each Borrower is acting for its own account and that the foregoing will not involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure which has been implemented to combat Money Laundering;

9.1.32	FATCA

none of the Security Parties is a FATCA FFI or a US Tax Obligor; and

9.2	Repetition of representations and warranties

On each day throughout the Facility Period, each Borrower shall be deemed to repeat the representations and warranties in Clause 9 updated mutatis mutandis as if made with reference to the facts and circumstances existing on such day and in Clause 9.1.11 as if made with reference to the Latest Account at any relevant time.

10.	UNDERTAKINGS

10.1	General

Each Borrower undertakes with the Lender that, from the Execution Date until the end of the Facility Period, it will (and will procure that the Securities Parties will):

10.1.1	Notice of Event of Default and Proceedings

inform the Lender (a) promptly of any Event of Default and of any other circumstances or occurrence which might adversely affect the ability of any Security Party to perform its obligations under any of the Security Documents, details of all steps being taken to remedy such Event of Default and (b) as soon as the same is commenced or threatened, details of any Proceedings involving any Security Party which could have a Material Adverse Effect on that Security Party and/or the operation of any Vessel (including, but not limited to any Total Loss of any Vessel or the occurrence of any Environmental Incident) and will from time to time, if so requested by the Lender, confirm to the Lender in writing that, save as otherwise stated in such confirmation, no Event of Default has occurred and no such Proceedings have been commenced or threatened;

10.1.2	Authorisation

to the extent a waiver has not been obtained, obtain or cause to be obtained, maintain in full force and effect and comply fully with all Required Authorisations, provide the Lender with Certified Copies of the same and do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under any applicable law (whether or not in the Pertinent Jurisdiction) for the continued due performance of all the obligations of the Security Parties (save for any Manager) under each of the Security Documents;

10.1.3	Corporate Existence

ensure that each Security Party maintains its corporate existence as a body corporate duly organised and validly existing and in good standing under the laws of the Pertinent Jurisdiction;

10.1.4	Use of proceeds

use the Loan exclusively for the purposes specified in Clauses 1.1 (Purpose) and 2.1 (Agreement to lend);

10.1.5	Pari passu

ensure that its obligations under this Agreement and the Corporate Guarantor’s obligations under the Corporate Guarantee shall, without prejudice to the provisions of Clause 10.3 (Negative undertakings relating to the Borrowers), at all times rank at least pari passu with all its other present and future Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

10.1.6	Financial statements

shall ensure that the Corporate Guarantor will cause to be prepared:

(a)

as soon as possible, but in no event later than 180 days after the end of each of its financial years, annual audited consolidated financial statements of the Corporate Guarantor (commencing with the financial year ending 31 December 2023), for that financial year; and

(b)

as soon as possible, but in no event later than 90 days after the end of each of 6-month period in each of its financial years, the unaudited semi-annual management accounts of the Corporate Guarantor for that 6-month period (commencing with the financial period ending 30 June 2023), certified as to their correctness by a chief financial officer of the Corporate Guarantor;

10.1.7	Compliance Certificates

deliver to the Lender on the date on which the audited and unaudited consolidated accounts are delivered under Clause 10.1.6 (Financial Statements) a Compliance Certificate together with such supporting information as the Lender may require;

10.1.8	Financial Covenants

procure that the Guarantor ensures that:

(a)	at no time shall the Liquidity of the Group be less than $500,000 multiplied by the number of vessels owned by any member of the Group;

(b)

the Net Debt divided by the Total Assets (adjusted for market values of vessels owned) less cash (which shall have the meaning given thereto under US GAAP meaning both restricted and freely available cash) shall be at all times less than 75%;

(c)	the ratio of EBITDA to Interest Expense shall at all times be at least 2 to 1; and

(d)	the Net Worth shall at all times be equal to or more than USD135,000,000,

such covenants to be calculated based on the Latest Accounts of the Corporate Guarantor delivered under Clause 10.1.6 (Financial Statements) (and to be tested for the first time on the basis of the audited consolidated financial statements of the Corporate Guarantor for the financial year ending on 31 December 2023) and be included in the Compliance Certificate provided under Clause 10.1.7 (Compliance Certificates);

10.1.9	Payment of MII and MAPI Policy premiums

pay, and procure that the Corporate Guarantor pays, on the Lender’s written demand, the amount of the premium for the inception or, as the case may be, extension and/or continuance of the MII and MAPI Policy (including any insurance tax thereon) and the Borrower hereby irrevocably authorises and instructs the Lender to pay such amount from any Earnings Account and/or the Retention Account to the relevant insurers in the event that the Borrowers and the Corporate Guarantor do not do so;

10.1.10	Provision of further information

provide the Lender, and procure that the Corporate Guarantor (including their subsidiaries), shall provide to the Lender, on the Lender’s request (i) details of all major financial developments affecting the Group and/or any member thereof, including (but not limited to) the sale or purchase of any ship and the borrowing or incurring of any Borrowed Money and (ii) such financial or other information (including, but not limited to, financial standing, Indebtedness, balance sheet, off-balance sheet commitments, repayment schedules, operating expenses, charter arrangements of all the ships (whether on the water or under construction) operating under the management of any Manager) concerning any Borrower, the Corporate Guarantor (including its subsidiaries), the Group and their respective affairs, activities, financial standing, Indebtedness and operations and the performance of any Vessel, including, but not limited to, copies of all certificates required for the trading and operation of any Vessel;

10.1.11	Obligations under Security Documents, etc.

duly and punctually perform each of the obligations expressed to be imposed or assumed by them under the Security Documents and any Extended Employment Contract and will procure that each of the other Security Parties (other than any Manager) will, duly and punctually perform each of the obligations expressed to be assumed by it under the Security Documents and any Extended Employment Contract to which it is a party;

10.1.12	Compliance with ISM Code

and will procure that any Operator will, comply with and ensure that each Vessel and any Operator complies with the requirements of the ISM Code, including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto throughout the Facility Period (as defined in the relevant Ship Security Documents);

10.1.13	Withdrawal of DOC and SMC

immediately inform the Lender if there is any actual withdrawal of its, any Manager’s or any other Operator’s DOC, IAPP Certificate, EIAPP Certificate or the SMC of any Vessel;

10.1.14	Issuance of DOC and SMC

and will procure that any Manager and any other Operator will promptly inform the Lender of the receipt by any Borrower, any Manager or such other Operator of notification that its application for a DOC or any application for an SMC or IAPP Certificate or EIAPP Certificate for any Vessel has been refused;

10.1.15	ISPS Code Compliance

and will procure that any Manager or any Operator will:

(a)	maintain at all times a valid and current ISSC in respect of each Vessel and all other certificates required for the trading and operation of each Vessel;

(b)	immediately notify the Lender in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC in respect of each Vessel;

(c)	procure that each Vessel will comply at all times with the ISPS Code;

10.1.16	Compliance with Laws and payment of taxes

(a)	comply with all relevant Environmental Laws, laws, statutes, applicable conventions and regulations and pay all taxes for which it is liable as they fall due; and

(b)

comply in all respects with, and will procure that each Security Party and each other Group Member and any affiliate of any of them will comply in all respects with, (i) all Sanctions and (ii) the Trading with the Enemy Act and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V) and any other enabling legislation or executive order thereto);

10.1.17	Inspection

upon receipt of at least 15 days written notice (unless there is an Event of Default where no notice shall be required), ensure that the Lender, by independent marine surveyors or other persons appointed by it for such purpose, may board any Vessel at all reasonable times (which the Lender, subject to no Event of Default continuing at the relevant time, shall use reasonable endeavours to ensure does not adversely affect the operation of such Vessel) for the purpose of inspecting her and to afford all proper facilities for such inspections and for this purpose shall give the Lender reasonable advance notice of any intended drydocking of any Vessel (whether for the purpose of classification, survey or otherwise) and the Borrowers shall pay the costs in respect of (i) one inspection in each calendar year in respect of each Vessel and (ii) all such inspections following the occurrence of an Event of Default which is continuing and the relevant Borrower shall effect all repairs which the Lender may reasonably request as a result of such inspection;

10.1.18	The Vessels

ensure that each Vessel will at all times after her delivery be:

(a)	in the absolute sole, legal and beneficial ownership of the relevant Borrower and not held on trust for any third party;

(b)	registered through the offices of the relevant Registry as a ship under the laws and flag of the relevant Flag State;

(c)	in compliance with the ISM Code and the ISPS Code and operationally seaworthy and in every way fit for service;

(d)	in good and sea-worthy and cargo-worthy condition;
(e)

classed with the Classification free of all overdue recommendations and conditions of the Classification Society affecting the Classification and the relevant Borrower shall upon the Lender’s request provide to the Lender up to date classification certificate in respect of the relevant Vessel duly issued by the Classification Society;

(f)	insured in accordance with the Ship Security Documents; and

(g)	managed by a Manager in accordance with the terms of the relevant Management Agreement;

10.1.19	Charters

deliver to the Lender, a Certified Copy of each Extended Employment Contract upon its execution, forthwith on the Lender’s request execute (a) a Charter Assignment in respect thereof and of any guarantee thereof and (b) any notices of assignment required in connection therewith and use commercially reasonable endeavours to procure the acknowledgement of any such notice of assignment by the relevant charterer and of any charter guarantor (save that in circumstances where such acknowledgement is not obtained, this shall not constitute an Event of Default provided that the relevant Borrower shall ensure that evidence of service of the notice of assignment to the relevant charterer and any charter guarantor is provided to the Lender) and (c) (if any Vessel is subject to a bareboat charter) procure execution by the relevant Borrower and the charterer of a Tripartite Deed, together with all notices required to be determined thereunder and will provide evidence acceptable to the Lender that such notice has been given to the relevant charterer and to any charter guarantor and the relevant Borrower shall pay all legal and other costs incurred by the Lender in connection with any such Charter Assignment and Tripartite Deed, forthwith following the Lender’s demand;

10.1.20	Chartering

not without the prior written consent of the Lender and, if such consent is given, only subject to such conditions as the Lender may impose, to let any Vessel:

(a)	on demise charter for any period; or

(b)	by any time or consecutive voyage charter for a term which equals or exceeds or which by virtue of any optional extensions therein contained might equal or exceed twelve (12) months’ duration; or

(c)	on terms whereby more than two (2) months’ hire (or the equivalent) is payable in advance; or

(d)	below a fair and reasonable arms-length rate, and otherwise on terms less advantageous than terms, obtainable at the time when the relevant Vessel is fixed;

10.1.21	Sanctions

(a)	not be, and shall procure that no Security Party or any other member of the Group or Affiliate of any of them shall be:

(i)	a Prohibited Party;

(ii)	owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Party;

(iii)	owning or controlling a Prohibited Party;

(iv)	having a Prohibited Party serving as a director, officer or, to the best of its knowledge, employee; or

(v)

domiciled or incorporated in any of embargoed or sanctioned countries according to applicable Sanctions (as more specifically set out in the most recent applicable laws and regulations in respect of Sanctions);

(b)

procure that no proceeds of the Loan or any part of the Loan shall be made available, directly or indirectly, to or for the benefit of a Prohibited Party nor shall they be otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions;

(c)	procure that each Security Party, each other member of the Group and each Affiliate of any of them is in compliance with all Sanctions as applicable;

(d)

procure that each Security Party shall procure that no proceeds, funds or benefit from any activity or dealing with a Prohibited Party are used in discharging any obligation due or owing to the Lender or are credited to any bank account held with the Lender (including without limitation, any Earnings Account and the Retention Account), and that no payment is effected, whether to discharge any obligation due or owing to such party or for any other purpose, through the use of any bank account held with the Lender; and

(e)

procure, (and shall procure that each Security Party, each other member of the Group and each Affiliate of them will) to the extent permitted by law and promptly upon becoming aware of them, supply to the Lender details of any claim, action, suit, proceedings or investigation against it with respect to Sanctions by any Sanctions Authority.

10.1.22	Minimum Liquidity

procure and shall ensure that the Corporate Guarantor shall procure, that at all times during the Facility Period, it shall maintain in an account or accounts with the Lender cash which is (other than the Retention Account Pledge) free of any Encumbrance in an aggregate amount of not less than USD400,000 in respect of each Mortgaged Vessel (in aggregate USD4,000,000 as at the date of this Agreement);

10.1.23	Subordination

ensure that all Borrowed Money of each Borrower is fully subordinated to the Loan, and to subordinate to the Loan any Borrowed Money issued to such Borrower by the Corporate Guarantor, all in a form acceptable to the Lender;

10.1.24	Money Laundering

(a)

not, and will procure that no Security Party, to the extent applicable, will, in connection with this Agreement or any of the other Security Documents, contravene or permit any subsidiary to contravene, any law, official requirement or other regulatory measure or procedure implemented to combat Money Laundering and comparable United States Federal and state laws and the Borrower shall further submit any documents and declarations on request, if such documents or declarations are required by the Lender to comply with its domestic money laundering and/or legal identification requirements;

(b)

provide the Lender with information, certificates and any documents or declarations on request, if such documents or declarations are required by the Lender to ensure compliance with any applicable law, official requirement or other regulatory measure or procedure or other legal identifications requirements implemented to combat Money Laundering; and

(c)

notify the Lender as soon as it becomes aware of any matters evidencing that a breach of any law, official requirement or other regulatory measure or procedure implemented to combat Money Laundering may or is about to occur or that the person(s) who have or will receive the commercial benefit of this Agreement have changed after the date of this Agreement;

10.1.25	Anti-bribery

(a)

ensure that it will not, and none of their respective affiliates, officers, directors, employees or agents acting on its behalf will, offer, give, insist on, receive or solicit any illegal payment or improper advantage to influence the action of any person in connection with any of its business;

(b)

ensure that it shall not (and shall procure that no other Security Party will) directly or indirectly use the proceeds of the Loan for any purpose which would breach or might breach applicable anti-bribery laws, including but not limited to the UK Bribery Act of 2010 and the United States Foreign Corrupt Practices Act of 1977, each as amended

(c)	ensure that it shall (and shall procure that each other Security Party will):

(i)	conduct its business in compliance with applicable anti-bribery laws and regulations; and

(ii)	maintain effective policies and procedures designed to promote and achieve compliance with such laws and regulations;

10.1.26	Know your Customer

will provide, and will procure that the Corporate Guarantor will provide, prior to the Execution Date and at any time during the Facility Period at the Lender’s request, all information and documentation as the Lender may in its sole discretion require in order to satisfy its “Know Your Customer” procedures under applicable law;

10.1.27	FATCA Information

(a)	subject to paragraph (c) below, within 10 Business Days of a request by the Lender:

(i)	confirm to the Lender whether it or any Security Party is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party; and

(ii)

supply to the requesting party such forms, documentation and other information relating to its status, or the status of such Security Party, under FATCA as the Lender requests for the purposes of its compliance with FATCA;

(b)

if the Borrower confirms pursuant to Clause 10.1.28(a)(i) that it, or a Security Party, is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, shall notify the Lender promptly;

(c)

if the Borrower fails to confirm its status, or the status of a Security Party (other than any Manager), or to supply forms, documentation or other information requested in accordance with subclause (a) above, then such Security Party (other than any Manager) shall be treated for the purposes of the Security Documents (and payments under them) as if it is not a FATCA Exempt Party until (in each case) such time as the Borrower provides the requested confirmation, forms, documentation or other information;

10.1.28	FATCA Deduction

(a)

a party to any Security Document may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no party to any Security Document shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)

a party to any Security Document shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction) notify the party to whom it is making the payment and, in addition, shall notify the Borrower and the Lender;

10.1.29	Information technology

maintain in good working order, and ensure that each Manager and the Corporate Guarantor maintain in good working order, all computer and information technology system to enable the smooth and efficient running of their respective businesses;

10.1.30	DAC6

supply to the Lender:

(a)

promptly upon the making of such analysis or the obtaining of such advice, any analysis made or advice obtained on whether any transaction contemplated by the Security Documents or any transaction carried out (or to be carried out) in connection with any transaction contemplated by the Security Documents contains a hallmark as set out in Annex IV of DAC6 and fulfils the requirement of DAC6 for reportable cross-border arrangements; and

(b)

promptly upon the making of such reporting and to the extent permitted by applicable law and regulation, any reporting made to any governmental or taxation authority by or on behalf of any member of the Group or by any adviser to such member of the Group in relation to DAC6 or any law or regulation which implements DAC6 and any unique identification number issued by any governmental or taxation authority to which any such report has been made (if available).

In this Clause 10.1.30 (DAC6), “DAC6” means the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU or any replacement legislation applicable in the United Kingdom.

Nothing in any Security Document shall prevent disclosure of any confidential information or other matter to the extent that preventing that disclosure would otherwise cause any transaction contemplated by the Security Documents or any transaction carried out in connection with any transaction contemplated by the Security Documents to become an arrangement described in Part II A 1 of Annex IV of Directive 2011/16/EU.

10.2	Security value maintenance

10.2.1	Security shortfall

If at any time throughout the Facility Period the Security Value shall be less than the Required Security Amount, the Lender shall give notice to the Borrowers requiring that such deficiency be remedied and then the Borrowers must within 30 days of receipt of the Lender’s said notice, either:

(a)

prepay, or procure that the Corporate Guarantor prepays, such part of the Loan as will result in the Security Value after such prepayment (taking into account any other repayment of the Loan made between the date of the notice and the date of such prepayment) being equal to or higher than the Required Security Amount; or

(b)

constitute, or procure that the Corporate Guarantor constitutes, to the satisfaction of the Lender such further security for the Loan as shall be acceptable to the Lender (in its absolute discretion) having a value for security purposes (as determined by the Lender in its absolute discretion) at the date upon which such further security shall be constituted which, when added to the Security Value, shall not be less than the Required Security Amount as at such date.

The provisions of Clauses 6.6 (Amounts payable on prepayment) and 6.7 (Notice of prepayment; reduction of Repayment Instalments) shall apply to prepayments under Clause 10.2.1(a) provided that the Lender shall apply such prepayments pro rata against the Loan and the amount of the Loan prepaid hereunder shall not be available to be re-borrowed.

10.2.2	Valuation of the Vessels

(a)	Each Vessel shall be valued (at the Borrowers’ and/or the Corporate Guarantor’s expense) in USD and:

(i)	for the purposes of determining the Initial Valuation Amount of each Vessel, by two Approved Brokers, each appointed by the Lender; and

(ii)

for all other purposes under this Agreement, by one Approved Broker appointed by the Borrowers, where the Approved Broker shall be appointed by the Lender, and (ii) if required by the Lender at its absolute discretion, by a second Approved Broker appointed by the Lender, and any such Approved Broker reporting to, the Lender, any such valuations to be made without physical inspection (unless a Vessel is found not be operationally seaworthy or any Vessel is arrested or laid-up, in which case physical inspection will be required), and on the basis of a sale for prompt delivery for cash at arms’ length, on normal commercial terms, as between a willing buyer and a willing seller, without taking into account the benefit of any charterparty or other engagement concerning that Vessel), and the Valuation Amount of that Vessel shall be the amount of any such single valuation or, in the case of valuations obtained by two Approved Brokers, the arithmetic average of such two valuations PROVIDED that if such two valuations vary by more than 15% then the Lender shall appoint a third Approved Broker to provide a valuation and the Valuation Amount of that Vessel shall be the arithmetic average of such three valuations.

(b)

The Approved Brokers’ valuation or valuations for each Vessel on each such occasion shall constitute the Valuation Amount of that Vessel for the purposes of this Agreement until superseded by the next such valuation.

10.2.3	Information

Each Borrower undertakes with the Lender to supply to the Lender and to the Approved Brokers such information concerning each Vessel and its condition as the Lender or such shipbrokers may require for the purpose of determining any Valuation Amount.

10.2.4	Costs/frequency

The Borrowers shall pay all costs in connection with any determination of any Valuation Amount (which the Lender may determine at any time, and at least once a year).

10.2.5	Valuation of additional security

For the purposes of this Clause 10.2 (Security value maintenance), the market value (i) of any additional security over a ship (other than a Vessel) shall be determined in accordance with Clause 10.2.2(a) and (ii) of any other additional security provided or to be provided to the Lender shall be determined by the Lender in its absolute discretion; provided however that in the case of additional security in the form of cash, the same will be valued on a Dollar for Dollar basis.

10.2.6	Documents and evidence

In connection with any additional security provided in accordance with this Clause 10.2 (Security value maintenance), the Lender shall be entitled to receive (at the Borrowers’ expense) such evidence and documents of the kind referred to in Schedule 2 as may in the Lender’s opinion be appropriate and such favourable legal opinions as the Lender shall in its absolute discretion require.

10.3	Negative undertakings relating to the Borrowers

Each Borrower undertakes with the Lender that, from the Execution Date until the end of the Facility Period, it will not, except with the prior written consent of the Lender:

10.3.1	Negative pledge

permit any Encumbrance (other than a Permitted Encumbrance) to subsist, arise or be created or extended over all or any part of their respective present or future undertakings, assets, rights or revenues or the shares of and in any Security Party (other than any Manager) to secure or prefer any present or future Indebtedness or other liability or obligation of any Group Member or any other person;

10.3.2	No merger or transfer

merge or consolidate with any other person or permit any change to the legal or beneficial ownership of its, or the Corporate Guarantor’s or the Manager’s shares, from that existing at the Execution Date which would (in the case of the Corporate Guarantor and the Manager) give rise to a Change of Control Event;

10.3.3	Disposals

sell, transfer, assign, create security or option over, pledge, pool, abandon, lend or otherwise dispose of or cease to exercise direct control over any part of their present or future undertaking, assets, rights or revenues whether by one or a series of transactions related or not, including, without limitation, the Vessel owned by it;

10.3.4	Other business or manager

undertake any business other than the ownership and operation of its Vessel or employ anyone other than a Manager as a commercial and/or technical manager of its Vessel;

10.3.5	Acquisitions

acquire any assets other than its Vessel and rights arising under contracts entered into by or on behalf of that Borrower in the ordinary course of its business of owning, operating and chartering its Vessel;

10.3.6	Other obligations

incur any obligations except for obligations arising under the Underlying Documents nor the Security Documents or contracts entered into in the ordinary course of business of owning, operating and chartering its Vessel;

10.3.7	No borrowing

incur any Borrowed Money except for Borrowed Money pursuant to the Security Documents or incurred in the ordinary course of business of owning, operating and chartering its Vessel;

10.3.8	Repayment of borrowings

repay or prepay the principal of, or pay interest on or any other sum in connection with any of their Borrowed Money except for Borrowed Money pursuant to the Security Documents;

10.3.9	Guarantees

issue any guarantees or otherwise become directly or contingently liable for the obligations of any person, firm, or corporation except pursuant to the Security Documents and except for guarantees from time to time required in the ordinary course by any protection and indemnity or war risks association with which the Vessel owned by it is entered, guarantees required to procure the release of the Vessel owned by it from any arrest, detention, attachment or levy or guarantees required for the salvage of that Vessel;

10.3.10	Sureties

permit any Indebtedness of any Borrower to any person (other than to the Lender pursuant to the Security Documents) to be guaranteed by any person (except for guarantees from time to time required in the ordinary course of business and/or by any protection and indemnity or war risks association with which the Vessel owned by it is entered, guarantees required to procure the release of that Vessel from any arrest, detention, attachment or levy or guarantees or undertakings required for the salvage of that Vessel); or

10.3.11	Flag, Class etc.

Permit:

(a)

any change in the name, port of registry or flag of the Vessel owned by it (unless such Vessel is to be registered through the offices of another Registry as a ship under the laws and flag of another Flag State);

(b)	any change of Classification or Classification Society in respect of the Vessel owned by it (unless such Vessel is to be classed with another Classification or another Classification Society);

(c)	any change of Manager in respect of the Vessel owned by it (other than as provided under Clause 12.1.28); or

(d)	any change in the name or country of incorporation of any Security Party (other than any Manager); or

and provided that for paragraphs (a) and (c) above, the Borrowers shall:

(i)

in case of a substitute Flag State, provide a Mortgage and a General Assignment (and any documents to be delivered thereunder)relevant to that Flag State in relation to that Vessel and documents equivalent to those referred to in Schedule 2, Part 1, paragraphs 1 and 2 and in Part 2, paragraphs (b)(i), (b)(iii), (d) and (e) and such other documents as the Lender may reasonably require as they relate to such appointment; and

(ii)

in case of a substitute Manager, procure that any such substitute Manager provides a Manager’s Undertaking (and any documents to be delivered thereunder) in relation to that Vessel and documents equivalent to those referred to in Schedule 2, Part 1, paragraphs 1 and 2 and in Part 2, paragraphs (b)(iii), (b)(iv) and (k) and such other documents as the Lender may reasonably require as they relate to such appointment.

10.3.12	Lay-up

de-activate or lay up any Vessel; or

10.3.13	Place of business

own or operate and will procure that no Security Party (other than any Manager) shall own or operate a place of business situate in England or the United States of America; or

10.3.14	Share capital and distribution

if there has occurred an Event of Default or an Event of Default would result therefrom, declare or pay any dividends or make any other form of distribution;

10.3.15	Sharing of Earnings

permit there to be any agreement or arrangement whereby the Earnings may be shared or pooled howsoever with any other person, other than any pool agreement on bona fide arm’s length terms;

10.3.16	Lawful use

(a)	permit the Vessel owned by it to be:

(i)	used by or for the benefit of a Prohibited Party;

(ii)	trading in a manner contrary to Sanctions (or which could be contrary to Sanctions, if Sanctions were binding on any Security Party);

(iii)	trading in any manner which would trigger the operation of any Sanctions limitation or exclusion clause (or similar) in the Insurances;

(iv)	employed in carrying illicit or prohibited goods;

(v)	employed in a way which may make that Vessel liable to be condemned by a prize court or destroyed, seized or confiscated;

(vi)

employed or permit her employment to enter, trade or continue to trade in any zone which is declared a war zone by any Government Entity or by such Vessel’s war risks insurers unless the prior written consent of such Vessel’s war risks insurers is obtained and such special insurance cover as such Vessel’s war risks insurers may require shall have been effected by the relevant Owner at its expense; or

(vii)	employed in carrying contraband goods,

and each Borrower shall:

(A)

procure that the persons responsible for the operation of the Vessel owned by it shall take all necessary and proper precautions to ensure that this clause is complied with, including participation in industry or other voluntary schemes available to that Vessel and in which leading operators of ships operating under the same flag or engaged in similar trades generally participate at the relevant time; and

(B)

not enter into any charterparty in respect of the Vessel owned by it unless (i) it contains, for the benefit of such Borrower, language which gives effect to the provisions of Clause 10.3.16(a)(i)-(vii) above and (ii) permits that Borrower to refuse employment or voyage orders if compliance would result in a breach of the terms of Clause 10.3.16(a)(i)-(vii) above; and

10.3.17	FATCA

become a FATCA FFI or a US Tax Obligor and shall procure that no Security Party (other than any Manager) shall do so.

11.	CONDITIONS

11.1	Availability of the Loan

The obligation of the Lender to make available the Loan (or any part thereof) is conditional upon:

11.1.1

the Lender, or its authorised representative, having received, not later than two (2) Business Days before the day on which the relevant Drawdown Notice is given, the documents and evidence specified in Part 1 of Schedule 2 in form and substance satisfactory to the Lender; and

11.1.2

the representations and warranties contained in Clause 9 (Representations and warranties) being then true and correct as if each was made with respect to the facts and circumstances existing at such time and the same being unaffected by the drawdown of the Loan (or any part thereof); and

11.1.3	no Default having occurred and there being no Default which would result from the lending of the Loan (or any part thereof).

11.2	Advance of the Loan

The obligation of the Lender to make available any Advance is conditional upon the Lender, or its authorised representative, having received, on or prior to the relevant Drawdown Date, the documents and evidence specified in Part 2 of Schedule 2 as they relate to that Advance in form and substance satisfactory to the Lender.

11.3	Waiver of conditions precedent

The conditions specified in this Clause 11 (Conditions) are inserted solely for the benefit of the Lender and may be waived by the Lender in whole or in part and with or without conditions.

11.4	Further conditions precedent

Prior to the Drawdown Date the Lender may request and the Borrower must, prior to such date, deliver to the Lender (at the Borrower’s expense), further favourable certificates and/or opinions as to any or all of the matters which are the subject of Clauses 9 (Representations and warranties), 10 (Undertakings), 11 (Conditions) and 12 (Events of Default).

12.	EVENTS OF DEFAULT

12.1	Events

Each of the following events shall constitute an Event of Default (whether such event shall occur voluntarily or involuntarily or by operation of law or regulation or in connection with any judgment, decree or order of any court or other authority or otherwise, howsoever):

12.1.1

Non-payment: any Security Party fails to pay any sum payable by it under any of the Security Documents at the time, in the currency and in the manner stipulated in the Security Documents (and so that, for this purpose, sums payable (i) under Clauses 4.1 (Calculation of interest – Term Rate Loans) or 4.2 (Calculation of interest—Compounded Rate Loans) and 6.1 (Repayment) shall be treated as having been paid at the stipulated time if (aa) received by the Lender within three (3) Business Days of the dates therein referred to and (bb) such delay in receipt is caused by administrative delays or errors of the Lender and (ii) on demand shall be treated as having been paid at the stipulated time if paid within three (3) Business Days of demand); or

12.1.2

Breach of Insurance and certain other obligations: any Borrower or, as the context may require, any Manager or any other person fails to obtain and/or maintain the Insurances (as defined in, and in accordance with the requirements of, the Ship Security Documents) for each Vessel or if any insurer in respect of such Insurances cancels such Insurances or disclaims liability by reason, in either case, of mis-statement in any proposal for such Insurances or for any other failure or default on the part of any Borrower or any other person or any Borrower commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under Clause 10 (Undertakings); or

12.1.3

Breach of other obligations: any Security Party commits any breach of or omits to observe any of its obligations or undertakings expressed to be assumed by it under any of the Security Documents (other than those referred to in Clauses 12.1.1 and 12.1.2 above) unless such breach or omission is cured within fifteen (15) calendar days; or

12.1.4

Misrepresentation: any representation or warranty made or deemed to be made or repeated by or in respect of any Security Party (other than any Manager) in or pursuant to any of the Security Documents or in any notice, certificate or statement referred to in or delivered under any of the Security Documents is or proves to have been incorrect or misleading in any material respect when made or deemed to be made; or

12.1.5

Cross-default: any Indebtedness of any Borrower or the Corporate Guarantor is not paid when due (subject to applicable grace periods) or any Indebtedness of any Borrower or the Corporate Guarantor becomes (whether by declaration or automatically in accordance with the relevant agreement or instrument constituting the same) due and payable prior to the date when it would otherwise have become due (unless as a result of the exercise by any Borrower or the Corporate Guarantor of a voluntary right of prepayment), or any creditor of any Borrower or the Corporate Guarantor becomes entitled to declare any such Indebtedness due and payable or any facility or commitment available to any Borrower or the Corporate Guarantor relating to Indebtedness is withdrawn, suspended or cancelled by reason of any default (however described) of the person concerned, or any guarantee given by any Borrower or the Corporate Guarantor in respect of Indebtedness is not honoured when due and called upon provided that no Event of Default will occur under this Clause 12.1.5 if the aggregate amount of Financial Indebtedness or commitment for Indebtedness falling within this paragraph is, at any relevant time, less than $10,000,000 in aggregate in the case of the Corporate Guarantor (or, in each case, the equivalent in any other currency); or

12.1.6

Execution: any judgment or order made against any Security Party (other than any Manager) is not stayed, appealed against or complied with within thirty (30) days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of any Security Party (other than any Manager) and is not discharged within thirty (30) days; or

12.1.7

Insolvency: any Security Party (other than any Manager) is unable or admits inability to pay its debts as they fall due; suspends making payments on any of its debts or announces an intention to do so; becomes insolvent; or suffers the declaration of a moratorium in respect of any of its Indebtedness; or

12.1.8	Dissolution: any corporate action, Proceedings or other steps are taken to dissolve or wind-up any Security Party (other than any Manager); or

12.1.9

Administration: any petition is presented, notice given or other steps are taken anywhere to appoint an administrator of any Security Party (other than any Manager) or an administration order is made in relation to any Security Party (other than any Manager); or

12.1.10

Appointment of receivers and managers: any administrative or other receiver is appointed anywhere of any Security Party (other than any Manager) or any part of its assets and/or undertaking or any other steps are taken to enforce any Encumbrance over all or any part of the assets of any Security Party (other than any Manager); or

12.1.11

Compositions: any corporate action, legal proceedings or other procedures or steps are taken or negotiations commenced, by any Security Party (other than any Manager) or by any of its creditors (other than the Corporate Guarantor) with a view to the general readjustment or rescheduling of all or a part of its Indebtedness or to proposing any kind of composition, compromise or arrangement involving such company and any of its creditors; or

12.1.12

Analogous proceedings: there occurs, in relation to any Security Party (other than any Manager), in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their assets is subject, any event which, in the reasonable opinion of the Lender, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in Clauses 12.1.6 to 12.1.11 (inclusive) or any Security Party (other than any Manager) otherwise becomes subject, in any such country or territory, to the operation of any law relating to insolvency, bankruptcy or liquidation; or

12.1.13

Cessation of business: any Security Party (other than any Manager) suspends or ceases or threatens to suspend or cease to carry on its business or a substantial part thereof (it being agreed that the sale of a Vessel by the relevant Owner shall not constitute an Event of Default, provided that such sale is always subject to the prior written consent of the Lender pursuant to Clause 10.3.3 (Disposals)); or

12.1.14

Seizure: all or a (in relation to Security Party other than a Borrower) material part of the undertaking, assets, rights or revenues of, or shares or other ownership interests in, any Security Party (other than any Manager) are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any Government Entity; or

12.1.15

Invalidity: any of the Security Documents shall at any time and for any reason become invalid or unenforceable or otherwise cease to remain in full force and effect, or if the validity or enforceability of any of the Security Documents shall at any time and for any reason be contested by any Security Party which is a party thereto, or if any such Security Party shall deny that it has any, or any further, liability thereunder; or

12.1.16

Unlawfulness: any Unlawfulness occurs or it becomes impossible or unlawful at any time for any Security Party (other than any Manager), to fulfil any of the covenants and obligations expressed to be assumed by it in any of the Security Documents or for the Lender to exercise the rights or any of them vested in it under any of the Security Documents or otherwise; or

12.1.17

Repudiation: any Security Party (other than any Manager) repudiates any of the Security Documents or does or causes or permits to be done any act or thing evidencing an intention to repudiate any of the Security Documents; or

12.1.18

Encumbrances enforceable: any Encumbrance (other than Permitted Encumbrances) in respect of any of the property (or part thereof) which is the subject of any of the Security Documents becomes enforceable; or

12.1.19

Arrest: any Vessel is arrested, confiscated, seized, taken in execution, impounded, forfeited, detained in exercise or purported exercise of any possessory lien or other claim or otherwise taken from the possession of any Borrower and such Borrower shall fail to procure the release of the Vessel owned by it within a period of ninety (90) days thereafter provided that this clause shall not include capture of a Vessel by pirates for up to 6 months (but shall apply if such capture exceeds 6 months) if relevant underwriters confirm in writing (in terms satisfactory to the Lender) prior to the end of such ninety (90) – day period of capture, that such capture will be covered by the relevant Borrower’s war risks insurance); or

12.1.20	Registration: the registration of any Vessel under the laws and flag of the relevant Flag State is cancelled or terminated without the prior written consent of the Lender; or

12.1.21

Unrest: the Flag State of any Vessel becomes involved in hostilities or civil war or there is a seizure of power in that Flag State by unconstitutional means (which hostilities or civil war or seizure of power would reasonably be expected to have a Material Adverse Effect) unless the Owner of the Vessel registered in such Flag State shall have transferred its Vessel onto a new flag acceptable to the Lender within forty five days (45) days of the start of such hostilities or civil war or seizure of power; or

12.1.22

Environmental Incidents: an Environmental Incident occurs which gives rise, or may give rise, to an Environmental Claim which could, in the opinion of the Lender be expected to have a Material Adverse Effect (i) on the financial condition of any Security Party (other than any Manager) or the Group taken as a whole or (ii) on the security constituted by any of the Security Documents or the enforceability of that security in accordance with its terms; or

12.1.23

P&I: any Borrower or any Manager or any other person fails or omits to comply with any requirements of the protection and indemnity association or other insurer with which any Vessel is entered for insurance or insured against protection and indemnity risks (including oil pollution risks) to the effect that any cover (including, without limitation, any cover in respect of liability for Environmental Claims arising in jurisdictions where the Vessel operates or trades) is or may be liable to cancellation, qualification or exclusion at any time; or

12.1.24	Material Adverse Effect: any event occurs or circumstance arises which, in the opinion of the Lender, has a Material Adverse Effect; or

12.1.25	Account: moneys are withdrawn from any Earnings Account other than in accordance with Clause 16 (Accounts and Retention); or

12.1.26

Required Authorisations: to the extent it has not been waived, any Required Authorisation is revoked or withheld or modified (the effect of which would be to have a Material Adverse Effect) or is otherwise not granted or fails to remain in full force and effect; or

12.1.27	Money Laundering: a Security Party fails to comply with Clauses 9.1.30 (Legal compliance), 9.1.31 (Money Laundering) or 10.1.24 (Money Laundering) of this Agreement; or

12.1.28

Management Agreement: there is a change of Manager in relation to any Vessel except (i) with the prior consent of the Lender or (ii) in circumstances where another Manager is appointed and the Borrowers shall procure that any such substitute Manager provides a Manager’s Undertaking (and any documents to be delivered thereunder) in relation to that Vessel and documents equivalent to those referred to in Schedule 2, Part 1, paragraphs 1 and 2 and in Part 2, paragraphs (b)(iii), (b)(iv) and (k) and such other documents as the Lender may reasonably require as they relate to such appointment; or

12.1.29	Sanctions: a Security Party fails to comply with Clauses 9.1.25 (Prohibited Parties, unlawful activity), 9.1.26 (Sanctions), 10.1.21 (Sanctions) or 10.3.16 (Lawful use) of this Agreement;

12.1.30

Anti-bribery. Any Security Party is in breach of or fails to comply with Clauses 9.1.29 (Anti-bribery), 10.1.16 (Compliance with Laws and payment of taxes), 10.1.25 (Anti-bribery) or 10.1.26 (Know your Customer) of this Agreement.

12.1.31	Change of Control. Any Change of Control Event occurs.

12.2	Acceleration

The Lender may at any time after the occurrence of an Event of Default which is continuing by notice to the Borrowers declare that:

12.2.1	the obligation of the Lender to make its Commitment available shall be terminated, whereupon the Commitment shall be reduced to zero forthwith; and/or

12.2.2

the Loan and all interest accrued and all other sums payable whatsoever under the Security Documents have become due and payable, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable.

12.3	Demand Basis

If, under Clause 12.2.2, the Lender has declared the Loan to be due and payable on demand, at any time thereafter the Lender shall by written notice to the Borrowers (a) demand repayment of the Loan on such date as may be specified whereupon, regardless of any other provision of this Agreement, the Loan shall become due and payable on the date so specified together with all interest accrued and all other sums payable under this Agreement or (b) withdraw such declaration with effect from the date specified in such notice.

13.	INDEMNITIES

13.1	General indemnity

Each Borrower agrees to indemnify the Lender on demand, without prejudice to any of the Lender’s other rights under any of the Security Documents, against any loss (including loss of Margin) or expense (including, without limitation, Break Costs) which the Lender shall certify as sustained by it as a consequence of any Default, any prepayment of the Loan being made under Clauses 6.3 (Mandatory prepayment on Total Loss), 6.5 (Mandatory prepayment on sale of the Vessel), 10.2.1 (Security value maintenance) or 14.1 (Unlawfulness) or any other repayment or prepayment of the Loan being made otherwise than on an Interest Payment Date relating to the part of the Loan prepaid or repaid; and/or the Loan not being made for any reason of default or negligence of any Borrower after the Drawdown Notice has been given.

13.2	Environmental indemnity

Each Borrower shall indemnify the Lender on demand and hold it harmless from and against all costs, claims, expenses, payments, charges, losses, demands, liabilities, actions, Proceedings, penalties, fines, damages, judgements, orders, sanctions or other outgoings of whatever nature which may be incurred or made or asserted whensoever against the Lender at any time, whether before or after the repayment in full of principal and interest under this Agreement, arising howsoever out of an Environmental Claim made or asserted against the Lender which would not have been, or been capable of being, made or asserted against the Lender had it not entered into any of the Security Documents or been involved in any of the resulting or associated transactions.

13.3	Capital adequacy and reserve requirements indemnity

Each Borrower shall promptly indemnify the Lender on demand against any cost incurred or loss suffered by the Lender as a result of its complying with (i) the minimum reserve requirements from time to time of the European Central Bank (ii) any capital adequacy directive of the European Union and/or (iii) any revised framework for international convergence of capital measurements and capital standards and/or any regulation imposed by any Government Entity in connection therewith, and/or in connection with maintaining required reserves with a relevant national central bank to the extent that such compliance or maintenance relates to the Commitment and/or the Loan or deposits obtained by it to fund the whole or part thereof and to the extent such cost or loss is not recoverable by the Lender under Clause 14.2 (Increased costs).

14.	UNLAWFULNESS, INCREASED COSTS AND BAIL-IN

14.1	Unlawfulness

If it is or becomes contrary to any law, directive or regulation for the Lender to contribute to the Loan or to maintain its Commitment or fund the Loan, the Lender shall promptly give notice to the Borrowers whereupon (a) the Commitment shall be reduced to zero or (b) (if the Loan has been made available hereunder) the Borrowers shall be obliged to prepay the Loan either (i) forthwith or (ii) on a future specified date not being earlier than the latest date permitted by the relevant law, directive or regulation together with interest accrued to the date of prepayment and all other sums payable by the Borrowers under this Agreement.

14.2	Increased costs

If the result of any change in, or in the interpretation or application of, or the introduction of, any law or any regulation, request or requirement of any central bank or Government Entity (including, but not limited to, the “International Convergence of Capital Standards, a Revised Framework” published by the Basle Committee on Banking Supervision in June 2004 as implemented in the EU by the Capital Requirements Directive (2006/48/EC and 2006/49/EC) (or any subsequent amendment or substitute agreement) or pursuant to Basel III, CRD IV and CRR (whether or not having the force of law, but, if not having the force of law, with which the Lender or, as the case may be, its holding company habitually complies), including (without limitation) those relating to Taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits and special deposits, is to:

14.2.1

subject the Lender to Taxes or change the basis of Taxation of the Lender with respect to any payment under any of the Security Documents (other than Taxes or Taxation on the overall net income, profits or gains of the Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

14.2.2	increase the cost to, or impose an additional cost on, the Lender or its holding company in making or keeping the Commitment available or maintaining or funding all or part of the Loan; and/or

14.2.3	reduce the amount payable or the effective return to the Lender under any of the Security Documents; and/or

14.2.4

reduce the Lender’s or its holding company’s rate of return on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to its obligations under any of the Security Documents; and/or

14.2.5	require the Lender or its holding company to make a payment or forego a return on or calculated by reference to any amount received or receivable by it under any of the Security Documents; and/or

14.2.6

require the Lender or its holding company to incur or sustain a loss (including a loss of future potential profits) by reason of being obliged to deduct all or part of the Commitment or the Loan from its capital for regulatory purposes, then and in each such case (subject to Clause 14.3 (Exception)):

(a)	the Lender shall notify the Borrowers in writing of such event promptly upon its becoming aware of the same; and

(b)

each Borrower shall on demand made at any time whether or not the Loan has been repaid, pay to the Lender the amount which the Lender specifies is required to compensate the Lender and/or (as the case may be) its holding company for such liability to Taxes, cost, reduction, payment, forgone return or loss.

For the purposes of this Clause 14.2 “holding company” means the company or entity (if any) within the consolidated supervision of which the Lender is included.

14.3	Exception

Nothing in Clause 14 shall entitle the Lender to receive any amount in respect of compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under Clause 8.6 (Grossing-up for Taxes – by the Borrowers).

14.4	Contractual recognition of bail-in

Notwithstanding any other term of any Security Document or any other agreement, arrangement or understanding between the parties to this Agreement, each such party acknowledges and accepts that any liability of any party to this Agreement to any other party to this Agreement under or in connection with the Security Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Security Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability

15.	APPLICATION OF MONEYS, SET OFF, PRO-RATA PAYMENTS AND MISCELLANEOUS

15.1	Application of moneys

All moneys received by the Lender under or pursuant to any of the Security Documents and expressed to be applicable in accordance with the provisions of this Clause 15.1 or in a manner determined in the Lender’s discretion, shall be applied in the following manner:

15.1.1	first, in or towards payment, in such order as the Lender may decide, of any unpaid costs and expenses of the Lender and the Lender under any of the Security Documents;

15.1.2	secondly, in or towards payment of any fees payable to the Lender under, or in relation to, the Security Documents which remain unpaid;

15.1.3	thirdly, in or towards payment to the Lender of any accrued default interest owing pursuant to Clause 4.7 (Default Interest) but remains unpaid;

15.1.4	fourthly, in or towards payment to the Lender of any accrued interest owing in respect of the Loan which shall have become due under any of the Security Documents but remains unpaid;

15.1.5	fifthly, in or towards payment to the Lender of any due but unpaid Repayment Instalments;

15.1.6	sixthly, in or towards payment to the Lender in application in repayment of the Loan in accordance with Clause 6.7.2 hereof;

15.1.7

seventhly, in or towards payment for any loss suffered by reason of any such payment in respect of principal not being effected on an Interest Payment Date relating to the part of the Loan repaid and which amounts are so payable under this Agreement and any other sum relating to the Loan which shall have become due under any of the Security Documents but remains unpaid; and

15.1.8

eighthly, in or towards payment under Clause 16.3 (Retention Account: credits and withdrawals) (on the first Business Day following the day on which the obligation any the Borrower to make such payment under Clause 16.3 arises); and

15.1.9	ninthly, the surplus (if any) shall be paid to the Borrowers or to whomsoever else may then be entitled to receive such surplus.

The order of application set out in Clauses 15.1.1 to 15.1.8 may be varied by the Lender without any reference to, or consent or approval from, the Borrowers.

15.2	Set-off

15.2.1

Each Borrower irrevocably authorises the Lender (without prejudice to any of the Lender’s rights at law, in equity or otherwise), at any time and without notice to any Borrower, to apply any credit balance to which any Borrower is then entitled standing upon any account of any Borrower with any branch of the Lender in or towards satisfaction of any sum due and payable from any Borrower to the Lender under any of the Security Documents. For this purpose, the Lender is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application.

15.2.2	The Lender shall not be obliged to exercise any right given to it by this Clause 15.2.

15.2.3	Nothing in this Clause 15.2 shall be effective to create a charge or other security interest.

15.3	Further assurance

Each Borrower undertakes with the Lender that the Security Documents shall both at the date of execution and delivery thereof and throughout the Facility Period be valid and binding obligations of the respective parties thereto which, with the rights of the Lender thereunder, are enforceable in accordance with their respective terms and that it will, at its expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the opinion of the Lender may be necessary for perfecting the security contemplated or constituted by the Security Documents.

15.4	Conflicts

In the event of any conflict between this Agreement and any of the other Security Documents, the provisions of this Agreement shall prevail.

15.5	No implied waivers, remedies cumulative

No failure or delay on the part of the Lender to exercise any power, right or remedy under any of the Security Documents shall operate as a waiver thereof, nor shall any single or partial exercise by the Lender of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in the Security Documents are cumulative and are not exclusive of any remedies provided by law. No waiver by the Lender shall be effective unless it is in writing.

15.6	Severability

If any provision of this Agreement is prohibited, invalid, illegal or unenforceable in any jurisdiction, such prohibition, invalidity, illegality or unenforceability shall not affect or impair howsoever the remaining provisions thereof or affect the validity, legality or enforceability of such provision in any other jurisdiction.

15.7	Force Majeure

Regardless of any other provision of this Agreement, the Lender shall not be liable for any failure to perform the whole or any part of this Agreement resulting directly or indirectly from (i) the action or inaction or purported action of any governmental or local authority (ii) any strike, lockout, boycott or blockade (including any strike, lockout, boycott or blockade effected by or upon the Lender or any of its representatives or employees) (iii) any act of God (iv) any act of war (whether declared or not) or terrorism or (v) any other circumstances whatsoever outside the Lender’s control.

15.8	Amendments

This Agreement may be amended or varied only by an instrument in writing executed by all parties hereto who irrevocably agree that the provisions of this Clause 15.8 may not be waived or modified except by an instrument in writing to that effect signed by all of them.

15.9	Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same agreement which may be sufficiently evidenced by one counterpart.

15.10	English language

All documents required to be delivered under and/or supplied whensoever in connection howsoever with any of the Security Documents and all notices, communications, information and other written material whatsoever given or provided in connection howsoever therewith must either be in the English language or accompanied, at the Lender’s request, by an English translation certified by a notary, lawyer or consulate acceptable to the Lender.

16.	ACCOUNTS AND RETENTION

16.1	General

Each Borrower undertakes with the Lender that it will ensure that:

16.1.1	it will on or before the first Drawdown Date, open an Earnings Account in its name and the Retention Account in their joint names; and

16.1.2

all moneys payable to any Borrower in respect of the Earnings of the Vessel owned by it shall, unless and until the Lender directs to the contrary pursuant to the provisions of the relevant General Assignment, be paid to its Earnings Account, Provided however that if any of the moneys paid to any Earnings Account are payable in a currency other than USD, the Lender shall then convert such moneys into USD at the Lender’s spot rate of exchange at the relevant time for the purchase of USD with such currency and the term “spot rate of exchange” shall include any premium and costs of exchange payable in connection with the purchase of USD with such currency.

16.2	Earnings Account: withdrawals

Any sums standing to the credit of any Earnings Account may be applied by the Borrowers from time to time, subject to no Event of Default having occurred, in (i) making the payments required under this Agreement (ii) the operation of the Vessel owned by the relevant Borrower and (iii) subject to Clause 10.3.14 (Share capital and distribution), payment of dividends to the Shareholder annually.

16.3	Retention Account: credits and withdrawals

16.3.1

The Borrowers undertake with the Lender that, throughout the Facility Period, they will procure that, on each Retention Date there is paid (whether from an Earnings Account or elsewhere) to the Retention Account, the Retention Amount for such date and the Borrowers hereby irrevocably authorise the Lender, to the extent that funds are available, to transfer the Retention Amount from any Earnings Account to the Retention Account on or about each Retention Date.

16.3.2

Unless and until there shall occur an Event of Default (whereupon the provisions of Clause 16.4 (Shortfall in Earnings) shall apply), all Retention Amounts credited to the Retention Account together with interest from time to time accruing or at any time accrued thereon must be applied by the Lender (and the Borrower hereby irrevocably authorises the Lender so to apply the same) upon each Repayment Date and/or on each day that interest is payable on the Loan pursuant to Clause 4.1 or Clause 4.2 as the case may be, in or towards payment to the Lender of the instalment then falling due for repayment or, as the case may be, the amount of interest then due. Each such application by the Lender shall constitute a payment in or towards satisfaction of the Borrowers’ corresponding payment obligations under this Agreement but shall be strictly without prejudice to the obligations of the Borrowers to make any such payment to the extent that the aforesaid application by the Lender is insufficient to meet the same.

Unless the Lender otherwise agrees in writing and subject to this Clause 16.3.2, no Borrower shall be entitled to withdraw any moneys from the Retention Account at any time during the Facility Period.

16.4	Shortfall in Earnings

If the aggregate Earnings received in the Earnings Accounts are insufficient at any time for the required amount to be transferred to the Retention Account under Clause 16.3.1, the Borrowers shall make up the amount of the insufficiency on demand from the Lender; but, without thereby prejudicing the Lender’s right to make such demand at any time, the Lender may permit the Borrowers to make up all or part of the insufficiency by increasing the amount of any transfer under Clause 16.3.1 from the Earnings received in the next or subsequent months

16.5	Application of accounts

At any time after the occurrence of an Event of Default, the Lender may, without prior notice to any Borrower and/or the Corporate Guarantor apply all moneys then standing to the credit of any Earnings Account and/or the Retention Account (together with interest from time to time accruing or accrued thereon) in or towards satisfaction of any sums due to Lender under the Security Documents at the time of such applications in the manner specified in Clause 15.1 (Application of moneys).

16.6	Charging of accounts

The Retention Account and all amounts from time to time standing to the credit thereof shall be subject to the security constituted and the rights conferred by the Retention Account Pledge but otherwise free of Encumbrance.

17.	AMENDMENTS

17.1	Changes to reference rates

17.1.1	If a Published Rate Replacement Event has occurred in relation to any Published Rate, any amendment or waiver which relates to:

(a)	providing for the use of a Replacement Reference Rate in place of that (or in addition to that) Published Rate; and

(b)

(i)	aligning any provision of any Security Document to the use of that Replacement Reference Rate;

(ii)

enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(iii)	implementing market conventions applicable to that Replacement Reference Rate;

(iv)	providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or

(v)

adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Lender and the Borrowers.

17.1.2

An amendment or waiver that relates to, or has the effect of, aligning the means of calculation of interest on the Loan or any part of the Loan under this Agreement to any recommendation of a Relevant Nominating Body which:

(a)	relates to the use of the RFR on a compounded basis in the international or any relevant domestic syndicated loan markets; and

(b)	is issued on or after the date of this Agreement,

may be made with the consent of the Lender and the Borrowers.

17.1.3	In this Clause 17.1 (Changes to reference rates):

“Published Rate” means:

(a)	SOFR; or

(b)	Term SOFR for the Quoted Tenor.

“Published Rate Contingency Period” means, in relation to:

(a)	Term SOFR for the Quoted Tenor, ten RFR Banking Days; and

(b)	SOFR, ten RFR Banking Days.

“Published Rate Replacement Event” means, in relation to a Published Rate:

(a)	the methodology, formula or other means of determining that Published Rate has, in the opinion of the Lender and the Borrowers, materially changed;

(b)

(i)
(A)	the administrator of that Published Rate or its supervisor publicly announces that such administrator is insolvent; or

(B)

information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Published Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Published Rate;

(ii)

the administrator of that Published Rate publicly announces that it has ceased or will cease to provide that Published Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Published Rate;

(iii)	the supervisor of the administrator of that Published Rate publicly announces that such Published Rate has been or will be permanently or indefinitely discontinued; or

(iv)	the administrator of that Published Rate or its supervisor announces that that Published Rate may no longer be used; or

(c)

the administrator of that Published Rate (or the administrator of an interest rate which is a constituent element of that Published Rate) determines that that Published Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Lender and the Borrowers) temporary; or

(ii)	that Published Rate is calculated in accordance with any such policy or arrangement for a period no less than the applicable Published Rate Contingency Period; or

(d)	in the opinion of the Lender and the Borrowers, that Published Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

“Quoted Tenor” means, in relation to Term SOFR, 1 month.

“Relevant Nominating Body” means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

“Replacement Reference Rate” means a reference rate which is:

(a)	formally designated, nominated or recommended as the replacement for a Published Rate by:

(i)	the administrator of that Published Rate (provided that the market or economic reality that such reference rate measures is the same as that measured by that Published Rate); or

(ii)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the “Replacement Reference Rate” will be the replacement under paragraph(ii) above;

(b)

in the opinion of the Lender and the Borrowers, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor or alternative to a Published Rate; or

(c)	in the opinion of the Lender and the Borrowers, an appropriate successor or alternative to a Published Rate.

18.	ASSIGNMENT, TRANSFER AND LENDING OFFICE

18.1	Benefit and burden

This Agreement shall be binding upon, and enure for the benefit of, the Lender and the Borrowers and their respective successors in title.

18.2	No assignment by Borrowers

No Borrower may assign or transfer any of its rights or obligations under this Agreement.

18.3	Transfer by Lender

18.3.1

The Lender may at any time (i) change its office through which the Loan is made available or (ii) with the prior written consent of the Borrower (such consent not to be unreasonably withheld) cause all or any part of its rights, benefits and/or obligations under this Agreement and the other Security Documents to be transferred or assigned, to a wholly-owned banking subsidiary or associated company of the Lender or to any third party (in either case a “Transferee Lender”) provided always that any such Transferee Lender, by delivery of such undertaking as the Lender may approve, becomes bound by the terms of this Agreement and agrees to perform all or, as the case may be, relevant part of the Lender’s obligations under this Agreement the rights and equities of the Borrowers or of any other Security Party referred to above include, but are not limited to, any right of set-off and any other kind of cross-claim.

18.3.2

The prior consent of the Borrowers (such consent not to be unreasonably withheld, delayed or conditioned) is required for a transfer or assignment pursuant to this Clause 18.3 (Transfer by a Lender), unless:

(a)	the Transferee Lender is another affiliate or a company or financial institution which is in the same ownership or control the Lender; or

(b)	an Event of Default has occurred and is continuing at the relevant time.

18.3.3

The consent of the Borrowers, where required, shall be deemed granted if the Borrowers have failed to object to such request by written notice to the Lender within five Business Days from the Borrowers’ receipt of the Lender’s notice.

18.4	Documenting transfers

If the Lender assigns all or any part of its rights or transfers all or any part of its rights, benefits and/or obligations as provided in Clause 18.3 (Transfer by a Lender), each Borrower undertakes, immediately on being requested to do so by the Lender and, to enter into, and procure that the other Security Parties shall enter into, such documents as may be necessary or desirable to transfer to the Transferee Lender all or the relevant part of the Lender’s interest in the Security Documents and all relevant references in this Agreement to the Lender shall thereafter be construed as a reference to the Lender and/or its Transferee Lender (as the case may be) to the extent of their respective interests.

18.5	Sub-Participation

The Lender may sub-participate all or any part of its rights and/or obligations under the Security Documents without the consent of, or notice to, the Borrowers. Any such sub-participation shall have no effect on the Lender’s rights under the Security Documents.

18.6	Disclosure of information

18.6.1

The Lender agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Paragraphs 18.6.2 and 18.6.3 below, and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information,

18.6.2	The Lender may disclose:

(a)	any Funding Rate to the Borrowers pursuant to Clause 4.8 (Notification of rates of interest – Term Rate Loan) or Clause 4.9 (Notification of rates of interest – Compounded Rate Loan); and

(b)

any Funding Rate to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a Confidentiality Undertaking or such other form of confidentiality undertaking agreed between the Lender.

18.6.3	The Lender may disclose, without requiring the consent of any Borrower or any other Security Party:

(a)

to any of its affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and representatives, such Confidential Information as the Lender shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information, except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information; or

(b)	to any person; or

(i)

to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Security Documents or who succeeds (or may potentially succeed) it as Lender and, in each case, to any of that person’s Affiliates, representatives and professional advisers;

(ii)

with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Security Documents and/or one or more of the Borrowers or any other Security Party and to any of that person’s Affiliates, representatives and professional advisers;

(iii)

appointed by the Lender or by a person to whom sub-paragraph (i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Security Documents on its behalf;

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in sub-paragraph (i) or (ii) above;

(v)

to whom information is required or requested to be disclosed by (1) any governmental, banking, taxation or other regulatory authority or similar body, or the rules of any relevant stock exchange; or (2) pursuant to any applicable law or regulation; or (3) any court of competent jurisdiction; or (4) in connection with and for the purposes of any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(vi)	to whom or for whose benefit the Lender charges, assigns or otherwise creates an Encumbrance (or may do so) pursuant to Clause 18.8 (Security over Lenders’ Rights); or

(vii)	who is a Party,

in each case, such Confidential Information as the Lender shall consider appropriate if:

(A)

in relation to sub-paragraphs (i), (ii) and (iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)

in relation to sub-paragraph (iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)

in relation to sub-paragraphs (v, (vi) and (vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Lender, it is not practicable so to do in the circumstances;

(c)

to any person appointed by the Lender or by a person to whom sub-paragraph (A) or (B) above applies to provide administration or settlement services in respect of one or more of the Security Documents including without limitation, in relation to the trading of participations in respect of the Security Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this sub-paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking; and

(d)

to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Security Documents and/or any Borrower or any other Security Party if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

18.6.4

Notwithstanding any other term of any Security Document or any other agreement between the Parties to the contrary (whether express or implied) any Creditor Party may disclose to any national or international numbering service provider appointed by that Creditor Party to provide identification numbering services in respect of this Agreement, the Loan and/or one or more of any Borrower or any other Security Party the following information:

(a)	name of any Borrower or of any other Security Party;

(b)	country of domicile of the Borrower or any Security Party;

(c)	place of incorporation of any Borrower or any other Security Party;

(d)	date and governing law of this Agreement;

(e)	the names of any Lender;

(f)	date of each amendment and restatement of this Agreement;

(g)	amount of the Loan and the Total Commitments;

(h)	currency of the Loan;

(i)	type of Loan;

(j)	ranking of the Loan;

(k)	Availability Period;

(l)	Maturity Date;

(m)	Final changes to any of the information previously supplied pursuant to sub-paragraphs (b) to (m); and

(n)	such other information agreed between such Creditor Party and the Borrower,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

18.6.5

The Parties acknowledge and agree that each identification number assigned to this Agreement, the Loan and/or one or more of the Borrowers and the other Security Parties by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

18.6.6	The Borrowers represent that none of the information set out in sub-paragraphs (a) to (n) of paragraph 18.6.4 above is, nor will at any time be, unpublished price-sensitive information.

18.6.7	The Lender shall notify the Borrowers of:

(a)	the name of any numbering service provider appointed by the Lender in respect of this Agreement, the Loan and/or one or more of the Borrowers or any other Security Party; and

(b)	the number or, as the case may be, numbers assigned to this Agreement, the Loan and/or one or more of the Borrowers or any other Security Party by such numbering service.

18.6.8	Notwithstanding any other term of any Security Document or any other agreement between the Parties to the contrary (whether express or implied), the Lender may disclose to any person appointed by:

(a)	the Lender; and

(b)

a person with (or through) whom the Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made, or may be made, by reference to, one or more Security Documents and/or one or more of the Borrowers or any other Security Party, to provide administration or settlement services in respect of one or more of the Security Documents including without limitation, in relation to the trading of participations in respect of the Security Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this clause if the service provider to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking.

18.6.9

The Lender and any potential assignee acknowledges and shall acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of them undertakes not to use any Confidential Information for any unlawful purpose.

18.6.10

This Clause 18.6 (Disclosure of information) constitutes the entire agreement between the Parties in relation to the obligations of the Lender under the Security Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

18.7	Securitisation

The Lender may include all or any part of the Loan in a securitisation or similar transaction without the consent of any Borrower or any Security Party. Each Borrower will (and shall procure that each Security Party will) assist the Lender as necessary to achieve a successful securitisation (or similar transaction).

18.8	Security over Lender’s rights

In addition to the other rights provided to the Lender under this Clause 18, the Lender may without consulting with or obtaining consent from any Security Party, at any time charge, assign or otherwise create an Encumbrance in or over (whether by way of collateral or otherwise) all or any of its rights under any Security Document to secure obligations of the Lender including, without limitation:

(a)	an Encumbrance to secure obligations to a federal reserve or central bank; and

(b)

if the Lender is a fund, any charge, assignment or other Encumbrance granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by the Lender as security for those obligations or securities, except that no such Encumbrance shall:

(i)

release a Security Party from any of its obligations under the Security Documents or substitute the beneficiary of the relevant Encumbrance for the Lender as a party to any of the Security Documents; or

(ii)

require any payments to be made by a Security Party other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the Lender under the Security Documents.

19.	NOTICES AND OTHER MATTERS

19.1	Notices

19.1.1

unless otherwise specifically provided herein, every notice under or in connection with this Agreement shall be given in English by letter delivered personally and/or sent by post and/or transmitted by fax and/or transmitted by email;

19.1.2	in this clause “notice” includes any demand, consent, authorisation, approval, instruction, certificate, request, waiver or other communication.

19.2	Addresses for communications, effective date of notices

19.2.1

Subject to Clause 19.2.2 and clause 19.2.3 notices to the Borrower shall be deemed to have been given and shall take effect when received in full legible form by the Borrower at the address and/or the fax number and/or the email address appearing below (or at such other address or fax number or the email address as the Borrower may hereafter specify for such purpose to the Lender by notice in writing);

Address:             c/o Navios Shipmanagement Inc.

85 Akti Miaouli

185 38 Piraeus

Greece

Fax no:              + 30 210 453 1984

Email:                legal_corp@Navios.com

notwithstanding the provisions of Clause 19.2.1 or clause 19.2.3, a notice of Default and/or a notice given pursuant to Clause 12.2 (Acceleration) or Clause 12.3 (Demand Basis) to the Borrower shall be deemed to have been given and shall take effect when delivered, sent or transmitted by the Lender to the Borrowers to the address or fax number or the email address referred to in Clause 19.2.1;

19.2.2

subject to clause 19.2.3, notices to the Lender shall be deemed to be given, and shall take effect, when received in full legible form by the Lender at the address and/or the fax number and/or the email address appearing below (or at any such other address or fax number or the email address as the Lender may hereafter specify for such purpose to the Borrower in writing);

Address:            Shipping Division

2 Bouboulinas Str, & Akti Miaouli

Piraeus 185 35

Greece

Fax No.             +30 210 4144120

Attention:           Mr. Em.Tsagarakis, Mr. P. Katsoulas

19.2.3

if under Clause 19.2.1 or Clause 19.2.3 a notice would be deemed to have been given and effective on a day which is not a working day in the place of receipt or is outside the normal business hours in the place of receipt, the notice shall be deemed to have been given and to have taken effect at the opening of business on the next working day in such place.

20.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it is governed by and shall be construed in accordance with English law.

21.	JURISDICTION

21.1	Exclusive Jurisdiction

For the benefit of the Lender, and subject to Clause 21.4 below, each Borrower hereby irrevocably agrees that the courts of England shall have exclusive jurisdiction:

21.1.1

to settle any disputes or other matters whatsoever arising under or in connection with this Agreement or any non-contractual obligation arising out of or in connection with this Agreement and any disputes or other such matters arising in connection with the negotiation, validity or enforceability of this Agreement or any part thereof, whether the alleged liability shall arise under the laws of England or under the laws of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts; and

21.1.2	to grant interim remedies or other provisional or protective relief.

21.2	Submission and service of process

Each Borrower accordingly irrevocably and unconditionally submits to the jurisdiction of the English courts. Without prejudice to any other mode of service each Borrower:

21.2.1

irrevocably empowers and appoints Messrs Hill Dickinson Services (London) Limited at present of Broadgate Tower, 20 Primrose Street, London EC2A 2EW, England, as its agent to receive and accept on its behalf any process or other document relating to any proceedings before the English courts in connection with this Agreement;

21.2.2	agrees to maintain such an agent for service of process in England from the date hereof until the end of the Facility Period;

21.2.3	agrees that failure by a process agent to notify any Borrower of service of process will not invalidate the proceedings concerned;

21.2.4

without prejudice to the effectiveness of service of process on its agent under Clause 21.2.1 above but as an alternative method, consents to the service of process relating to any such proceedings by mailing or delivering a copy of the process to its address for the time being applying under Clause 19.2 (Addresses for communication, effective date of notices); and

21.2.5

agrees that if the appointment of any person mentioned in Clause 21.2.1 ceases to be effective, each Borrower shall immediately appoint a further person in England to accept service of process on its behalf in England and, failing such appointment within seven (7) days the Lender shall thereupon be entitled and is hereby irrevocably authorised by the Borrowers in those circumstances to appoint such person by notice to the Borrowers.

21.3	Forum non conveniens and enforcement abroad

Each Borrower:

21.3.1

waives any right and agrees not to apply to the English court or other court in any jurisdiction whatsoever to stay or strike out any proceedings commenced in England on the ground that England is an inappropriate forum and/or that Proceedings have been or will be started in any other jurisdiction in connection with any dispute or related matter falling within Clause 21.1; and

21.3.2

agrees that a judgment or order of an English court in a dispute or other matter falling within Clause 21.1 shall be conclusive and binding on each Borrower and may be enforced against it in the courts of any other jurisdiction.

21.4	Right of Lender, but not Borrowers, to bring proceedings in any other jurisdiction

21.4.1

Nothing in this Clause 21 (Jurisdiction) limits the right of the Lender to bring Proceedings, including third party proceedings, against the Borrowers or to apply for interim remedies, in connection with this Agreement in any other court and/or concurrently in more than one jurisdiction;

21.4.2

the obtaining by the Lender of judgment in one jurisdiction shall not prevent the Lender from bringing or continuing proceedings in any other jurisdiction, whether or not these shall be founded on the same cause of action.

21.5	Enforceability despite invalidity of Agreement

Without prejudice to the generality of Clause 18.6 (Disclosure of Information), the jurisdiction agreement contained in this Clause 21 (Jurisdiction) shall be severable from the rest of this Agreement and shall remain valid, binding and in full force and shall continue to apply notwithstanding this Agreement or any part thereof being held to be avoided, rescinded, terminated, discharged, frustrated, invalid, unenforceable, illegal and/or otherwise of no effect for any reason.

21.6	Effect in relation to claims by and against non-parties

21.6.1

For the purpose of this clause “Foreign Proceedings” shall mean any Proceedings except proceedings brought or pursued in England arising out of or in connection with (i) or in any way related to any of the Security Documents or any assets subject thereto or (ii) any action of any kind whatsoever taken by the Lender pursuant thereto or which would, if brought by any Borrower against the Lender, have been required to be brought in the English courts;

21.6.2

the Borrower shall not bring or pursue any Foreign Proceedings against the Lender and the Borrower shall prevent persons not party to this Agreement from bringing or pursuing any Foreign Proceedings against the Lender;

21.6.3

If, for any reason whatsoever, any Security Party (other than any Manager) and/or any person connected howsoever with any Security Party (other than any Manager) (including but not limited to any shareholder of any Borrower) brings or pursues against the Lender any Foreign Proceedings, each Borrower shall indemnify the Lender on demand in respect of any and all claims, losses, damages, demands, causes of action, liabilities, costs and expenses (including, but not limited to, legal costs) of whatsoever nature howsoever arising from or in connection with such Foreign Proceedings which the Lender certifies as having been incurred by it;

the Lender and the Borrowers hereby agree and declare that the benefit of this Clause 21 (Jurisdiction) shall extend to and may be enforced by any officer, employee, agent or business associate of the Lender against whom any Borrower brings a claim in connection howsoever with any of the Security Documents or any assets subject thereto or any action of any kind whatsoever taken by, or on behalf of or for the purported benefit of the Lender pursuant thereto or which, if it were brought against the Lender, would fall within the material scope of Clause 21.1. In those circumstances this Clause 21 (Jurisdiction) shall be read and construed as if references to the Lender were references to such officer, employee, agent or business associate, as the case may be.

22.	BORROWERS’ OBLIGATIONS

22.1	Joint and several

Regardless of any other provision in any of the Security Documents, all obligations and liabilities whatsoever of the Borrowers herein contained are joint and several and shall be construed accordingly. Each of the Borrowers agrees and consents to be bound by the Security Documents to which it becomes a party notwithstanding that the other Borrowers may not do so or be effectually bound and notwithstanding that any of the Security Documents may be invalid or unenforceable against the other Borrowers, whether or not the deficiency is known to the Lender.

22.2	Borrowers as principal debtors

Each Borrower acknowledges that it is a principal and original debtor in respect of all amounts which may become payable by the Borrowers in accordance with the terms of any of the Security Documents and agrees that the Lender may continue to treat it as such, whether or not the Lender is or becomes aware that such Borrower is or has become a surety for the other Borrowers.

22.3	Indemnity

The Borrowers undertake to keep the Lender fully indemnified on demand against all claims, damages, losses, costs and expenses arising from any failure of any Borrower to perform or discharge any purported obligation or liability of that Borrower which would have been the subject of this Agreement or any other Security Document had it been valid and enforceable and which is not or ceases to be valid and enforceable against the other Borrowers on any ground whatsoever, whether or not known to the Lender including, without limitation, any irregular exercise or absence of any corporate power or lack of authority of, or breach of duty by, any person purporting to act on behalf of the other Borrowers (or any legal or other limitation, whether under the Limitation Acts or otherwise or any disability or death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding up, administration, receivership, amalgamation, reconstruction or any other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Security Party (other than any Manager)).

22.4	Liability unconditional

None of the obligations or liabilities of the Borrowers under any Security Document shall be discharged or reduced by reason of:

22.4.1

the death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding-up, administration, receivership, amalgamation, reconstruction or other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Borrower or any other person liable;

22.4.2

the Lender granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, any Borrower or any other person liable or renewing, determining, varying or increasing any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever or concurring in, accepting, varying any compromise, arrangement or settlement or omitting to claim or enforce payment from either Borrower or any other person liable; or

22.4.3	anything done or omitted which but for this provision might operate to exonerate the Borrowers or any of them.

22.5	Recourse to other security

The Lender shall not be obliged to make any claim or demand or to resort to any security or other means of payment now or hereafter held by or available to them for enforcing any of the Security Documents against any Borrower or any other person liable and no action taken or omitted by the Lender in connection with any such security or other means of payment will discharge, reduce, prejudice or affect the liability of the Borrowers under the Security Documents to which any of them is, or is to be, a party.

22.6	Waiver of Borrowers’ rights

Each Borrower agrees with the Lender that, throughout the Facility Period, it will not, without the prior written consent of the Lender:

22.6.1	exercise any right of subrogation, reimbursement and indemnity against the other Borrowers or any other person liable under the Security Documents;

22.6.2

demand or accept repayment in whole or in part of any Indebtedness now or hereafter due to such Borrowers from the other Borrower or from any other person liable for such Indebtedness or demand or accept any guarantee against financial loss or any document or instrument created or evidencing an Encumbrance in respect of the same or dispose of the same;

22.6.3	take any steps to enforce any right against the other Borrowers or any other person liable in respect of any such moneys; or

22.6.4

claim any set-off or counterclaim against the other Borrowers or any other person liable or claim or prove in competition with the Lender in the liquidation of the other Borrowers or any other person liable or have the benefit of, or share in, any payment from or composition with, the other Borrowers or any other person liable or any security granted under any Security Document now or hereafter held by the Lender for any moneys owing under this Agreement or for the obligations or liabilities of any other person liable but so that, if so directed by the Lender, it will prove for the whole or any part of its claim in the liquidation of the other Borrowers or other person liable on terms that the benefit of such proof and all money received by it in respect thereof shall be held on trust for the Lender and applied in or towards discharge of any moneys owing under this Agreement in such manner as the Lender shall require.

EXECUTION PAGES

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

THE BORROWERS

SIGNED by	)
attorney-in-fact for and on behalf of	)	/s/ Georgios Panagakis
IRAKLIA SHIPPING CORPORATION	)	Attorney-in-fact

SIGNED by	)
attorney-in-fact for and on behalf of	)	/s/ Georgios Panagakis
ANTIKITHIRA SHIPPING CORPORATION	)	Attorney-in-fact

SIGNED by	)
attorney-in-fact for and on behalf of	)	/s/ Georgios Panagakis
LIMNOS SHIPPING CORPORATION	)	Attorney-in-fact

SIGNED by	)
attorney-in-fact for and on behalf of	)	/s/ Georgios Panagakis
THERA SHIPPING CORPORATION	)	Attorney-in-fact

SIGNED by	)
attorney-in-fact for and on behalf of	)	/s/ Georgios Panagakis
FANDANGO SHIPPING CORPORATION	)	Attorney-in-fact
)

SIGNED by	)
attorney-in-fact for and on behalf of	)	/s/ Georgios Panagakis
FLAVESCENT SHIPPING CORPORATION	)	Attorney-in-fact

SIGNED by	)
attorney-in-fact for and on behalf of	)	/s/ Georgios Panagakis
SUNSTONE SHIPPING CORPORATION	)	Attorney-in-fact

SIGNED by	)
attorney-in-fact for and on behalf of	)	/s/ Georgios Panagakis
COASTERS VENTURES LIMITED	)	Attorney-in-fact

	SIGNED by	)
	attorney-in-fact for and on behalf of	)	/s/ Georgios Panagakis
	VELVET SHIPPING CORPORATION	)	Attorney-in-fact

	SIGNED by	)
	attorney-in-fact for and on behalf of	)	/s/ Georgios Panagakis
	BERTYL VENTURES CO.	)	Attorney-in-fact

	Witness to all the above signatures	)	/s/ Ioanna Mitsaki
Name:		)	Witness
Address:	47-49 Akti Miaouli	)
185 36 Piraeus
Greece

THE LENDER

	SIGNED by	)
	and by	)
	for and on behalf of	)
	NATIONAL BANK OF GREECE S.A.	)	/s/ Anna-Maria Sarri
Authorised signatories

	Witness to the above signatures	)
Name:		)	/s/ Ioanna Mitsaki
Address:	47-49 Akti Miaouli	)	Witness
185 36 Piraeus
Greece